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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(a)
Registration No. 333-126496

Subject to completion, dated July 15, 2005

PROSPECTUS

1,900,000 Shares

BARRETT BUSINESS SERVICES, INC.

Common Stock

We are offering 1,700,000 shares of our common stock and the selling stockholders are offering 200,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Our common stock is quoted on The Nasdaq National Market under the symbol "BBSI." On July 15, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $17.52 per share.

The underwriters may also purchase up to an additional 285,000 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Barrett Business Services, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters are offering the shares of common stock on a firm commitment basis. The underwriters expect to deliver the shares on or about            , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners	The Seidler Companies Incorporated

The date of this prospectus is                        , 2005.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters in this offering have authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the "Risk Factors," the documents referred to in "Where You Can Find More Information" and our consolidated financial statements and related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Barrett Business Services, Inc.

Our Company

We offer a comprehensive range of human resource management services to help small and medium-sized businesses manage the increasing costs and complexities of a broad array of employment-related issues. Our principal services, professional employer organization ("PEO") services and staffing services, assist our clients in leveraging their investment in human capital. We believe that the combination of these two principal services enables us to provide our clients with a unique blend of services not offered by our competition. Our platform of outsourced human resource management services is built upon our expertise in payroll processing, employee benefits and administration, workers' compensation coverage, effective risk management and workplace safety programs and human resource administration.

In a PEO arrangement, we enter into a contract to become a co-employer of the client's existing workforce and we assume responsibility for some or all of the client's human resource management responsibilities. Staffing services include on-demand or short-term staffing assignments, long-term or indefinite-term contract staffing and comprehensive on-site management. Our staffing services also include direct placement services, which involve fee-based search efforts for specific employee candidates at the request of our PEO clients, staffing customers or other companies.

Our ability to offer clients a broad mix of services allows us to effectively become the human resource department and a strategic business partner for our clients. We believe our approach to human resource management services is designed to positively affect our clients' business results by:

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  allowing our clients to focus on core business activities instead of human resource matters;

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  increasing our clients' productivity by improving employee satisfaction and generating greater employee retention;

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  reducing overall payroll expenses due to lower workers' compensation and health insurance costs; and

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  assisting our clients in complying with complex and evolving human resource related regulatory and tax issues.

We serve a growing and diverse client base of small and medium-sized businesses in a wide variety of industries. During the three months ended March 31, 2005, we served approximately 1,000 staffing services customers. In addition, we served approximately 665 PEO clients as of March 31, 2005. We serve our clients, who have employees located in 17 states and the District of Columbia, through a network of 31 branch offices in California, Oregon, Washington, Idaho, Arizona, Maryland, Delaware and North Carolina. We also have several smaller recruiting offices in our general market areas, which are under the direction of a branch office.

Market Opportunity

The human resource outsourcing industry is large and growing rapidly. Some of the key factors driving growth include the desire of businesses to outsource non-core business functions, to reduce regulatory compliance risk, to rationalize the number of service providers that they use and to reduce costs by integrating human resource systems and processes.

The outsourcing of business processes represents a growing trend within the United States. By utilizing the expertise of outsourcing service providers, businesses are able to reduce processing costs and administrative burdens while at the same time offering competitive benefits for their employees. The technical capabilities, knowledge and operational expertise that we have built, along with our broad portfolio of services for clients, has enabled us to capitalize on the growing business processing outsourcing trend.

We believe that the small and medium-sized business segment of the human resource outsourcing market is particularly attractive because:

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  this segment is large and has a low penetration rate by providers of outsourced comprehensive human resource services;

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  small and medium-sized businesses typically have fewer in-house resources than larger businesses and, as a result, are generally more dependent on their service providers;

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  quality of service, ease-of-use and responsiveness to clients' needs are key considerations of this business segment in selecting a service provider;

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  small and medium-sized businesses generally do not require customized solutions, enabling service providers to achieve significant economies of scale through an integrated technology and service platform; and

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  this segment is generally characterized by a relatively high client retention rate and lower client acquisition costs.

Our Strategic Approach

Our long-term goal is to become the leading provider of human resource outsourcing services for small and medium-sized businesses. We seek to differentiate our strategic position by offering a full spectrum of PEO and staffing services. We believe that the integrated nature of our service platform assists our clients and customers in successfully aligning and strengthening their organizational structure to meet the demands of their businesses. In pursuit of this goal, we have adopted the operating and growth strategies described below to provide the framework for our future growth, while maintaining the quality and integrity of our current service offerings.

Operating Strategy

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  Provide a broad scope of services. We provide our clients with a broad range of human resource management tools and professional services that address their critical human resource needs. By contrast, we believe that most of our competitors offer discrete services that entail a greater cost in the aggregate and are less efficient for the customer to implement as compared to a single source provider like us.

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  Promote a decentralized and autonomous management philosophy and structure. We hire senior-level managers to oversee, develop and expand our business at the branch office level. We believe that by making significant investments in the best management talent available within their respective areas of expertise, we can leverage the value of this investment many times over.

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  Motivate employees through a competitive compensation package. We offer a very competitive base salary structure at the branch office level and provide the opportunity for our employees to earn additional profit sharing on a quarterly basis.

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  Control workers' compensation costs through effective risk management. We are committed to the proactive mitigation of workers' compensation risk through stringent underwriting and management processes.

Growth Strategy

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  Support, strengthen and expand branch office operations. We believe that increasing the penetration of our existing markets is an effective and cost-efficient means of growth.

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  Increase client utilization of our services. We believe that we will be able to continue to improve client retention as our clients more fully utilize our current service offering.

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  Enhance management information systems. We are continuing to invest in our information technology platform, which we believe gives us a competitive advantage by allowing us to provide a high level of flexibility in meeting a variety of demands of our small and medium-sized business clients on a cost-effective basis.

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  Penetrate other selected markets. We intend to open additional branch offices in new geographic markets as opportunities arise.

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  Pursue strategic acquisitions. In order to increase our client base, expand our presence in existing markets, enter new markets and broaden our service offerings, we may continue to pursue strategic acquisitions, particularly in the staffing area.

Corporate Information

We were incorporated in Maryland in 1965. Our principal executive offices are located at 4724 S.W. Macadam Avenue, Portland, Oregon 97239. Our telephone number is (503) 220-0988. We maintain our corporate website at www.barrettbusiness.com. The information contained in, or that can be accessed through or on, our website is not a part of this prospectus.

Recent Developments

In our press release announcing our first quarter 2005 earnings, we disclosed limited financial guidance for the second quarter ending June 30, 2005, including management's expectation that gross revenues for the second quarter would range from $172 million to $174 million. Management believes that gross revenues to be disclosed in our earnings release for the second quarter ended June 30, 2005 will be greater than $174 million. Our corresponding total revenues on a net basis are anticipated to equal or exceed $56 million, after subtracting an estimated cost of gross PEO revenues of $118 million. We currently expect to publish our financial results for the 2005 second quarter in early August 2005.

Our financial statements present our PEO revenues on a net basis, which is in accordance with generally accepted accounting principles in the United States ("GAAP"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for an explanation of the change in our reporting of PEO revenues from a gross basis to a net basis in 2002 and why we continue to use and present gross PEO revenues on a non-GAAP basis.

We have submitted a non-binding letter of intent to purchase an office building in the greater Portland metropolitan area for a purchase price of $8.85 million. The letter of intent specifies a 45-day due diligence period following execution of a purchase and sale agreement to be negotiated. If the transaction is completed, it will be funded from liquid assets and we plan to relocate our headquarters to one floor of the building. We believe the building contains approximately 63,000 square feet of usable office space, of which approximately one-half is currently leased by tenants.

See "Special Note Regarding Forward-Looking Statements" for a discussion of risks and uncertainties associated with forward-looking statements in this prospectus, including the foregoing discussion.

The Offering

Common stock offered by us	1,700,000 shares of common stock
Common stock offered by the selling stockholders	200,000 shares of common stock
Common stock to be outstanding after this offering	10,420,142 shares of common stock
Use of proceeds
We intend to use the net proceeds to us from this offering for general corporate purposes including working capital and potential future acquisitions or investments in complementary businesses. We will not receive any proceeds from the sale of common stock by the selling stockholders.
Nasdaq National Market symbol	BBSI
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

Unless we indicate otherwise, all information contained in this prospectus has been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend and assumes:

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  8,720,142 shares of our common stock outstanding as of July 1, 2005;

  •
  no exercise of options to purchase 970,393 shares of our common stock outstanding as of July 1, 2005, with a weighted average exercise price of $5.74 per share;

  •
  no exercise of 114,677 shares of common stock reserved for future grant and issuance as of July 1, 2005 under our stock-based compensation plans;

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  no exercise by the underwriters of their over-allotment option to purchase up to 285,000 shares of our common stock in the offering; and

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  an assumed public offering price of $17.52 per share.

Unless the context otherwise requires, references in this prospectus to "Barrett," "we," "us" and "our" refer to Barrett Business Services, Inc. and our consolidated subsidiary, BBS I, LLC.

Summary Consolidated Financial Data

The following table presents our summary consolidated historical financial information. The statement of operations data set forth below for each of the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these financial statements. Historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Staffing services	$96,750	$93,544	$123,514	$25,054	$28,542
Professional employer service fees	12,558	29,177	71,447	15,556	20,702

Total revenues	109,308	122,721	194,961	40,610	49,244

Cost of revenues:
Direct payroll costs	71,515	69,099	91,190	18,320	21,017
Payroll taxes and benefits	14,062	22,916	45,544	11,531	15,697
Workers' compensation	8,766	9,709	21,557	4,036	4,930

Total cost of revenues	94,343	101,724	158,291	33,887	41,644

Gross margin	14,965	20,997	36,670	6,723	7,600
Selling, general and administrative expenses	16,008	16,810	23,844	5,532	5,946
Depreciation and amortization	1,162	1,058	1,008	242	236

Income (loss) from operations	(2,205)	3,129	11,818	949	1,418

Net income (loss)	$(1,353)	$2,085	$7,371	$606	$931

Basic earnings (loss) per share(1)	$(.15)	$.24	$.86	$.07	$.11

Diluted earnings (loss) per share(1)	$(.15)	$.24	$.79	$.07	$.10

Shares used in computing earnings (loss) per share(1):
Basic	8,706	8,535	8,587	8,556	8,646

Diluted	8,706	8,814	9,289	9,293	9,352

	March 31, 2005
	Actual	As Adjusted(2)
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,667	$48,354
Working capital	18,932	46,619
Total assets	98,322	126,009
Long-term debt, net of current portion	1,204	1,204
Total stockholders' equity	40,476	68,163

(1)
All share and per share amounts have been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend.

(2)
As adjusted to give effect to the sale of 1,700,000 shares of our common stock by us in this offering at an assumed public offering price of $17.52 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider risks described below and the other information included in this prospectus, including our financial statements and related notes, before deciding to purchase our common stock. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment.

Risks Related to Our Business

Our workers' compensation loss reserves may be inadequate to cover our ultimate liability for workers' compensation costs.

We maintain reserves to cover our estimated liabilities for our self-insured workers' compensation program. Workers' compensation reserves are established primarily based upon an independent actuarial estimate of the costs of administration and settlement of known and future claims. The determination of these reserves is based upon a number of factors, including current and historical claims activity, claims payment patterns and medical cost trends and developments in existing claims. Accordingly, reserves do not represent an exact calculation of liability. Reserves can be affected by both internal and external events, such as adverse developments on existing claims or changes in medical costs, claims handling procedures, administrative costs, inflation, and legal trends and legislative changes. Reserves are adjusted from time to time to reflect new claims, claim developments, or systemic changes, and such adjustments are reflected in the results of the periods in which the reserves are changed. Because of the uncertainties that surround estimating workers' compensation loss reserves, we cannot be certain that our reserves are adequate. If our reserves are insufficient to cover our actual losses, we would have to increase our reserves and incur charges to our earnings that could be material.

Changes in the market for workers' compensation insurance in the state of California could adversely affect our business.

Our PEO service revenues in California have grown rapidly over the last two years due in large part to difficult market conditions for workers' compensation insurance in California and our status as a state-approved self-insured employer with respect to workers' compensation coverage in that state. Our California operations represented 51% of our total revenues in 2004 and 54% of our total revenues for the three months ended March 31, 2005. Since 2002, California has enacted several legislative reforms in an attempt to address the crisis in its workers' compensation system, and it may attempt additional legislative or regulatory reforms in the future. Any successful legislative reforms or non-governmental changes in market conditions in California could lessen a key advantage we have in that state, leading to a reduction in our new business opportunities and a potential slowing in the growth of our PEO business in California. Any such slowing would adversely affect our results of operations and likely lead to declines in our stock price.

Because we assume the obligation to make wage, tax and regulatory payments in respect of some employees, we are exposed to client credit risks.

We generally assume responsibility for and manage the risks associated with our clients' employee payroll obligations, including liability for payment of salaries and wages (including payroll taxes), as well as group health and retirement benefits. These obligations are fixed, whether or not the client makes payments required by our services agreement, which exposes us to credit risks. We attempt to mitigate this risk by invoicing our staffing customers weekly and our PEO clients at the end of their specific payroll processing cycle. We also carefully monitor the timeliness of our clients' payments and impose strict credit standards on our customers. If we fail to successfully manage our credit risk, our results of operations and financial condition could be materially and adversely affected.

Our staffing business is vulnerable to economic fluctuations. Companies tend to use fewer temporary employees as economic activity slows, while recruiting employees to fill our customers' needs becomes increasingly difficult during economic booms.

Demand for our staffing services is sensitive to changes in the level of economic activity in the regions in which we do business. As economic activity begins to improve, temporary employees are often added before full time employees are hired as companies cautiously re-enter the labor market. As a result, our revenues derived from staffing services may be highest at the beginning of an economic recovery. During strong economic periods, however, we often experience shortages of qualified employees to meet customer needs. Also, as economic activity begins to slow down, companies often reduce their use of temporary employees before undertaking layoffs of permanent staff, resulting in decreased demand for staffing services. A significant economic downturn, particularly in the Western United States, could have a material adverse effect on our results of operations and financial condition.

If we are determined not to be an "employer" under certain laws and regulations, our clients may stop using our services, and we may be subject to additional liabilities.

We believe that we are an employer of employees provided to our PEO clients on a co-employment basis under the various laws and regulations of the Internal Revenue Service and the U.S. Department of Labor. If we are determined not to be an employer under such laws and regulations and are therefore unable to assume obligations of our clients for employment and other taxes, our clients may be held jointly and severally liable for payment of such taxes. Some clients or prospective clients may view such potential liability as an unacceptable risk, discouraging current clients from continuing a relationship with us or prospective clients from entering into a new relationship with us.

Any determination that we are not an employer for purposes of the Employee Retirement Income Security Act ("ERISA") could adversely affect our cafeteria benefits plan operated under Section 125 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and result in liabilities to us under the plan.

We may be exposed to employment-related claims and costs and periodic litigation that could adversely affect our business and results of operations.

We either co-employ employees in connection with our PEO arrangements or place our employees in our customers' workplace in connection with our staffing business. As such, we are subject to a number of risks inherent to our status as an employer, including without limitation:

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  claims of misconduct or negligence on the part of our employees, discrimination or harassment claims against our employees, or claims by our employees of discrimination or harassment by our clients;

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  immigration-related claims;

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  claims relating to violations of wage, hour and other workplace regulations;

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  claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and

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  possible claims relating to misuse of customer confidential information, misappropriation of assets or other similar claims.

If we experience significant incidents involving any of the above-described risk areas we could face substantial out-of-pocket losses, fines or negative publicity. In addition, such claims may give rise to litigation, which may be time consuming, distracting and costly, and could have a material adverse effect on our business. With respect to claims involving our co-employer relationship with our PEO clients, although our PEO services agreement provides that the client will indemnify us for any liability attributable to the conduct of the client or its employees, we may not be able to enforce such contractual indemnification, or the client may not have sufficient assets to satisfy its obligations to us.

Adverse developments in the market for excess workers' compensation insurance could lead to increases in our costs.

We are a state-approved self-insured employer for workers' compensation coverage in California, Oregon, Delaware and Maryland, as well as in Washington for our non-PEO services. To manage our financial exposure in the event of catastrophic injuries or fatalities, we maintain excess workers' compensation insurance with a current per occurrence retention of $1.0 million, which is significantly higher than our $400,000 retention level in effect in 2001. The increased retention amount may result in higher workers' compensation costs with a corresponding negative effect on our results of operations. Changes in the market for excess workers' compensation insurance may lead to limited availability of such coverage, additional increases in our insurance costs or further increases in our self-insured retention, any of which may have a material adverse effect on our financial condition.

We operate in a complex regulatory environment, and failure to comply with applicable laws and regulations could adversely affect our business.

Corporate human resource operations are subject to a broad range of complex and evolving laws and regulations, including those applicable to payroll practices, benefits administration, employment practices and privacy. Because our clients have employees in many states throughout the United States, we must perform our services in compliance with the legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret and may change from time to time. Violation of such laws and regulations could subject us to fines and penalties, damage our reputation, constitute a breach of our client agreements, impair our ability to obtain and renew required licenses, and decrease our profitability or competitiveness. If any of these effects were to occur, our operating results and financial condition could be adversely affected.

Changes in government regulations may result in restrictions or prohibitions applicable to the provision of employment services or the imposition of additional licensing, regulatory or tax requirements.

Our PEO and staffing businesses are heavily regulated in most jurisdictions in which we operate. We cannot assure you that the states in which we conduct or seek to conduct business will not:

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  impose additional regulations that prohibit or restrict employment-related businesses like ours;

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  require additional licensing or add restrictions on existing licenses to provide employment-related services; or

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  increase taxes or make changes in the way in which taxes are calculated for providers of employment-related services.

Any changes in applicable laws and regulations may make it more difficult or expensive for us to do business, inhibit expansion of our business, or result in additional expenses that limit our profitability or decrease our ability to attract and retain clients.

We may find it difficult to expand our business into additional states due to varying state regulatory requirements.

Future growth in our operations depends, in part, on our ability to offer our services to prospective clients in new states, which may subject us to different regulatory requirements and standards. In order to operate effectively in a new state, we must obtain all necessary regulatory approvals, adapt our procedures to that state's regulatory requirements and modify our service offerings to adapt to local market conditions. In the event that we expand into additional states, we may not be able to duplicate in other markets the financial performance experienced in our current markets.

Acquisitions subject us to various risks, including risks relating to selection and pricing of acquisition targets, integration of acquired companies into our business and assumption of unanticipated liabilities.

We have completed 22 acquisitions since 1993 and may use a portion of the proceeds of this offering to pursue additional acquisitions and investment opportunities. We cannot assure you that we will be able to identify or consummate any additional acquisitions on favorable terms or at all. If we do pursue acquisitions, we may not realize the anticipated benefits of such acquisitions. Acquisitions involve many risks, including risks relating to the assumption of unforeseen liabilities of an acquired business, adverse accounting charges resulting from the acquisition, and difficulties in integrating acquired companies into our business, both from a cultural perspective, as well as with respect to personnel and client retention and technological integration. Acquired liabilities may be significant and may adversely affect our financial condition or results of operations. Our inability to successfully integrate acquired businesses may lead to increased costs, failure to generate expected returns, accounting charges, or even a total loss of amounts invested, any of which could have a material adverse effect on our financial condition and results of operations.

Our business is subject to risks associated with geographic market concentration.

While we currently have 31 branch offices in eight states, our California and Oregon operations accounted for approximately 51% and 21%, respectively, of our total revenues in 2004. For the first three months of 2005, our California and Oregon operations accounted for 75% of our total revenues, with 54% of our total revenues derived from California operations and 21% from Oregon operations. As a result of the current importance of our California and Oregon operations and anticipated continued growth from these operations, our profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in these markets, particularly in California. If these states experience an economic downturn or growth rates slow, or if the regulatory environment changes in a way that adversely affects our ability to do business in these states or limits our competitive advantages in these markets, our profitability and growth prospects may be materially and adversely affected.

We face competition from a number of other companies.

We face competition from various companies that may provide all or some of the services we offer. Our competitors include companies that are engaged in staffing services such as Kelly Services, Inc. and Manpower Inc., companies that are focused on co-employment, such as Administaff, Inc. and Gevity HR, Inc., and companies that primarily provide payroll processing services, such as Automatic Data Processing, Inc. and Paychex, Inc. We also face competition from information technology outsourcing firms and broad-based outsourcing and consulting firms that perform individual projects.

Several of our existing or potential competitors have substantially greater financial, technical and marketing resources than we do, which may enable them to:

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  develop and expand their infrastructure and service offerings more quickly and achieve greater cost efficiencies;

  •
  invest in new technologies;

  •
  expand operations into new markets more rapidly;

  •
  devote greater resources to marketing;

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  compete for acquisitions more effectively and complete acquisitions more easily; and

  •
  aggressively price products and services and increase benefits in ways that we may not be able to match economically.

In order to compete effectively in our markets, we must target our potential clients carefully, continue to improve our efficiencies and the scope and quality of our services, and rely on our service quality, innovation, education and program clarity. If our competitive advantages are not compelling or sustainable, then we are unlikely to increase or sustain profits and our stock price could decline.

We are dependent upon certain key personnel and recruitment and retention of key employees may be difficult and expensive.

We believe that the successful operation of our business is dependent upon our retention of the services of key personnel, including our chief executive officer, other executive officers and branch managers. We may not be able to retain all of our executives, senior managers and key personnel in light of competition for their services. If we lose the services of one of our executive officers or a significant number of our senior managers, our operations and profitability likely would be adversely affected.

We do not have an expansive in-house sales staff and therefore rely extensively on brokers to make referrals.

We maintain only a minimal internal professional sales force. Instead, we rely heavily on insurance brokers to provide referrals to new business, especially in California, although each branch office manager is expected to be an effective leader in business development, including marketing efforts and sales closures. In connection with these arrangements, we pay a fee to brokers for new clients. As a result of our reliance on brokers, we are dependent on firms and individuals that do not have an exclusive relationship with us. If we are unable to maintain our relationships with brokers, if brokers increase their fees or if brokers lose confidence in our services, we could face declines in our business and additional costs and uncertainties as we attempt to hire and train an internal sales force.

We depend on attracting and retaining qualified employees; during periods of economic growth our costs to do so increase and it becomes more difficult to attract and retain people.

The success of our staffing services depends on our ability to attract and retain qualified employees for placement with our customers. Our ability to attract and retain qualified personnel could be impaired by rapid improvement in economic conditions resulting in lower unemployment and increases in compensation. During periods of economic growth, we face growing competition for retaining and recruiting qualified personnel, which in turn leads to greater advertising and recruiting costs and increased salary expenses. If we cannot attract and retain qualified employees, the quality of our services may deteriorate and our reputation and results of operations could be adversely affected.

Our service agreements may be terminated on short notice, leaving us vulnerable to loss of a significant amount of customers in a short period of time if business or regulatory conditions change or events occur that negatively affect our reputation.

Our PEO services agreements are generally terminable on 30 days notice by either us or the client. As a result, our clients may terminate their agreement with us at any time, making us particularly vulnerable to changing business or regulatory conditions or changes affecting our reputation or the reputation of our industry.

Our industry has at times received negative publicity and had some stigma associated with it that, if it were to predominate, could cause our business to decline.

Both PEOs and staffing services companies periodically have been tarnished by bad publicity or scandals from bad business judgment or even outright fraud. If we or our industry face negative publicity, customers' attitudes towards the use of temporary personnel or co-employed workers may worsen, and they may be unwilling to enter into or continue our staffing or co-employment relationships. If a negative perception were to prevail, it would be more difficult for us to attract and retain customers.

Changes in state unemployment tax laws and regulations could adversely affect our business.

Recently, there has been significant negative publicity relating to the use of staffing or PEO companies to shield employers from poor unemployment history and high unemployment taxes. New legislation enacted at the state or federal level to try to counter this perceived problem could have a material adverse effect on our business by limiting our ability to market our services or making our services less attractive to our customers and potential customers.

We are dependent upon technology services and if we experience damage, service interruptions or failures in our computer and telecommunications systems, or if our security measures are breached, our client relationships and our ability to attract new clients may be adversely affected.

Our business could be interrupted by damage to or disruption of our computer and telecommunications equipment and software systems, and we may lose data. Our clients' businesses may be adversely affected by any system or equipment failure we experience. As a result of any of the foregoing, our relationships with our clients may be impaired, we may lose clients, our ability to attract new clients may be adversely affected and we could be exposed to contractual liability. Precautions in place to protect ourselves from, or minimize the effect of, such events, may not be adequate.

In addition, our business involves the storage and transmission of clients' proprietary information and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are growing increasingly sophisticated. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, we could be liable and the market perception of our services could be harmed.

The compliance costs associated with Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting could be substantial, while failure to achieve and maintain compliance could have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and current SEC regulations, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of 2006. We are just beginning the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. Also, during the course of our internal control testing, we may identify deficiencies which we may not be able to remediate in time to meet the reporting deadline under Section 404. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

Risks Related to Our Common Stock

Future sales of a substantial amount of our common stock may cause our stock price to decline.

Upon completing this offering, we will have approximately 10.4 million shares of common stock outstanding. Our directors and executive officers will own approximately 4.3 million of these shares, or approximately 41.5% of outstanding shares, including 2.7 million shares and 1.6 million shares owned by William Sherertz and Nancy Sherertz, respectively, following their sale of a small portion of their shares in this offering. These stockholders will be free to sell those shares, subject to a 180-day lock-up in the case of Mr. Sherertz and Ms. Sherertz and a 90-day lock-up for all other officers and directors. We cannot predict when any of these stockholders may sell their shares or in what volumes, although we do know that Nancy Sherertz has been an active seller of shares to diversify her assets. The market price of our common stock could decline significantly if any of these stockholders were to sell a large number of shares into the public market or if the market believes that these sales may occur.

Limited trading volume of our common stock may contribute to our price volatility.

For the first six months of 2005, the average daily trading volume for our common stock as reported by The Nasdaq National Market was approximately 35,000 shares. Even if we achieve a wider dissemination of our common stock as a result of this offering, we do not expect that a significantly more active trading market in our common stock will develop. As a result, relatively small trades may have a significant effect on the price of our common stock and stockholders may have difficulty liquidating their investments in our shares.

Our stock price has been and may continue to be volatile.

The market price of our common stock has been, and is likely to continue to be, very volatile. Since July 1, 2004, the market price for our common stock has been as low as $8.66 per share and as high as $18.18 per share. Additionally, the stock market in general has been highly volatile. The volatility in our stock price may result in substantial losses for investors.

We are controlled by our President and Chief Executive Officer, who could have the ability to exert significant influence over matters that might not be favored by other stockholders.

As of July 1, 2005, our President and Chief Executive Officer, William W. Sherertz, beneficially owned or had the right to vote shares representing approximately 33.5% of the outstanding voting power of our capital stock. Our directors and executive officers, as a group, beneficially own or have the right to vote shares representing approximately 54.8% of the outstanding voting power of our capital stock, including 19.7% owned by Nancy Sherertz. As a result, Mr. Sherertz or, if they should decide to act together, Mr. Sherertz and Ms. Sherertz, or our directors and officers as a group, will be able to exercise significant influence over the outcome of any matters submitted to our stockholders for approval, including the election of directors and the authorization of other corporate actions requiring stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and include, without limitation, statements regarding future results of operations, discussion of economic conditions in our market areas and effect on revenue growth, the potential for and effect of past and future acquisitions, the effect of changes in our mix of services on gross margin, the adequacy of our workers' compensation reserves and allowance for doubtful accounts, the effectiveness of our management information systems and disclosure controls and internal control, and the availability of financing and working capital to meet our funding requirements. In some cases, you can identify forward-looking statements by terms such as "may," "intend," "anticipate," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on management's beliefs and assumptions only as of the date of this prospectus and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to our business include factors listed in "Risk Factors" in this prospectus and risks discussed elsewhere in the text of this prospectus and other documents incorporated by reference into this prospectus, as well as risks relating to:

  •
  material deviations from expected future workers' compensation claims experience and the cost development trends of such claims;

  •
  regulatory changes, particularly in California, that could decrease the attractiveness of our services to existing or potential customers;

  •
  economic trends in our service areas;

  •
  potential difficulties associated with integrating acquired businesses and clients into our operations and other unanticipated consequences of acquisitions;

  •
  collectibility of accounts receivable; and

  •
  the availability of and costs associated with potential sources of financing.

Except as required by law, we assume no obligation to update any forward-looking statements, even if new information becomes available to us in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $27.7 million, assuming a public offering price of $17.52 per share and after deducting estimated underwriting discounts and commissions and offering expenses. If the underwriters exercise their over-allotment option in full, net proceeds to us would increase by approximately $4.7 million to $32.4 million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital and potential future acquisitions or investments in complementary businesses. We currently have no commitments with respect to any such acquisitions or investments. Proceeds will also strengthen our balance sheet for purposes of our qualification as a self-insured workers' compensation provider in the five states in which we are a state-approved self-insured employer. Pending use of the net proceeds of this offering, we intend to invest net proceeds of this offering in short-term, interest-bearing investments.

MARKET PRICE RANGE FOR OUR COMMON STOCK

Our common stock is listed under the symbol "BBSI" on The Nasdaq National Market. The following table sets forth for the periods indicated the per share range of high and low sales prices for our common stock on The Nasdaq National Market. All share prices below have been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend.

Year Ended December 31, 2003	High	Low
First Quarter	$2.50	$1.54
Second Quarter	2.43	1.76
Third Quarter	4.94	2.00
Fourth Quarter	10.09	4.67
Year Ended December 31, 2004
First Quarter	$11.84	$7.66
Second Quarter	10.14	8.17
Third Quarter	11.79	8.66
Fourth Quarter	11.00	8.83
Year Ending December 31, 2005
First Quarter	$16.59	$8.99
Second Quarter	16.45	12.27
Third Quarter (through July 15, 2005)	18.18	14.65

On July 15, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $17.52 per share. As of July 1, 2005, we had 57 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends since the closing of our initial public offering of common stock in June 1993, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to give effect to the completion of this offering as if it had been completed on March 31, 2005.

You should read the foregoing table together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus.

	March 31, 2005
	Actual	As Adjusted
	(unaudited) (in thousands, except share data)
Total long-term debt	$1,552	$1,552
Stockholders' equity:
Preferred stock, $.01 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 20,500,000 shares authorized; 8,715,381 shares issued and outstanding; and 10,415,381 shares issued and outstanding, as adjusted	64	81
Additional paid-in capital	4,662	32,332
Other comprehensive loss	(328)	(328)
Retained earnings	36,078	36,078

Total stockholders' equity	40,476	68,163

Total capitalization	$42,028	$69,715

Our capitalization information set forth above gives effect to a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend and assumes:

  •
  no exercise of outstanding options to purchase 970,393 shares of our common stock with a weighted average exercise price of $5.74 per share;

  •
  no exercise of 114,677 shares of common stock reserved for future grant and issuance under our stock-based compensation plans;

  •
  no exercise by the underwriters of their over-allotment option to purchase up to 285,000 shares of our common stock in this offering; and

  •
  an assumed public offering price of $17.52 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial data. The statement of operations data set forth below for each of the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as indicated in their report included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2000 and 2001, and the balance sheet data as of December 31, 2000, 2001 and 2002 has been derived from audited consolidated financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005, has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these financial statements. It is important that you read this selected consolidated financial data with the consolidated financial statements and related notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Statement of Operations Data:	(in thousands, except per share data)
Revenues:
Staffing services	$188,500	$123,110	$96,750	$93,544	$123,514	$25,054	$28,542
Professional employer service fees	22,128	16,281	12,558	29,177	71,447	15,556	20,702

Total revenues	210,628	139,391	109,308	122,721	194,961	40,610	49,244

Cost of revenues:
Direct payroll costs	139,177	90,750	71,515	69,099	91,190	18,320	21,017
Payroll taxes and benefits	27,007	17,635	14,062	22,916	45,544	11,531	15,697
Workers' compensation	12,639	12,971	8,766	9,709	21,557	4,036	4,930

Total cost of revenues	178,823	121,356	94,343	101,724	158,291	33,887	41,644

Gross margin	31,805	18,035	14,965	20,997	36,670	6,723	7,600
Selling, general and administrative expenses	24,583	18,737	16,008	16,810	23,844	5,532	5,946
Depreciation and amortization	3,192	3,277	1,162	1,058	1,008	242	236

Income (loss) from operations	4,030	(3,979)	(2,205)	3,129	11,818	949	1,418

Other income (expense):
Interest expense	(830)	(359)	(278)	(268)	(101)	(32)	(27)
Interest income	341	297	217	82	343	21	147
Other, net	6	45	21	32	190	32	(12)

Other income (expense), net	(483)	(17)	(40)	(154)	432	21	108

Income (loss) before income taxes	3,547	(3,996)	(2,245)	2,975	12,250	970	1,526
Provision for (benefit from) income taxes	1,446	(1,574)	(892)	890	4,879	364	595

Net income (loss)	$2,101	$(2,422)	$(1,353)	$2,085	$7,371	$606	$931

Basic earnings (loss) per share(1)	$.19	$(.26)	$(.15)	$.24	$.86	$.07	$.11

Diluted earnings (loss) per share(1)	$.19	$(.26)	$(.15)	$.24	$.79	$.07	$.10

Shares used in computing earnings (loss) per share(1):
Basic	10,856	9,290	8,706	8,535	8,587	8,556	8,646

Diluted	10,916	9,290	8,706	8,814	9,289	9,293	9,352

	December 31,
						March 31, 2005
	2000	2001	2002	2003	2004
						(unaudited)
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$516	$1,142	$96	$7,785	$12,153	$20,667
Working capital	3,731	2,658	2,235	8,470	17,151	18,932
Total assets	61,062	52,787	50,825	58,834	79,985	98,322
Long-term debt, net of current portion	2,283	922	488	400	1,441	1,204
Stockholders' equity	34,917	30,534	28,785	30,634	38,753	40,476

(1)
All share and per share amounts have been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes, which are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties and are based on assumptions known to us at this time. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

We provide human resource management services, comprised of staffing services and PEO services. We generate staffing services revenues primarily from short-term staffing, contract staffing, on-site management and direct placement services. Our PEO service fees are generated from contractual agreements with our PEO clients under which we become a co-employer of our client's workforce with responsibility for some or all of the client's human resource functions. We recognize revenues from our staffing services for all amounts invoiced, including direct payroll, employer payroll-related taxes, workers' compensation coverage and a service fee (equivalent to a mark-up percentage). PEO service fee revenues are recognized on a net basis in accordance with Emerging Issues Task Force No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" ("EITF No. 99-19"). As such, our PEO service fee revenues represent the gross margin generated from our PEO services after deducting the amounts invoiced to PEO customers for direct payroll expenses such as salaries, wages, health insurance and employee out-of-pocket expenses incurred incidental to employment. These amounts are also excluded from cost of revenues. PEO service fees also include amounts invoiced to our clients for employer payroll-related taxes and workers' compensation coverage.

Through centralized operations at our headquarters in Portland, Oregon, we prepare invoices weekly for our staffing services customers and following the end of each payroll processing cycle for PEO clients. We invoice our customers and clients as each payroll is processed. Payment terms for staffing customers are generally 30 days, while PEO clients' invoices are generally due on the invoice date.

Our business is concentrated in California and Oregon and we expect to continue to derive a majority of our revenues from these markets in the future. Revenues generated in our California and Oregon offices accounted for 78% of our total revenues in 2003, 72% in 2004 and 75% in the first three months of 2005. Consequently, any weakness in economic conditions or changes in the regulatory environments in these regions could have a material adverse effect on our financial results.

We offer cash safety incentives to certain PEO clients for maintaining safe-work practices in order to minimize workplace injuries. The cash incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives. Safety incentive payments are made only after closure of all workers' compensation claims incurred during the customer's contract period. The safety incentive expense is also netted against PEO revenues on our statements of operations.

Our cost of revenues is comprised of direct payroll costs for staffing services, employer payroll-related taxes and employee benefits and workers' compensation. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and employee benefits consist of the employer's portion of Social Security and Medicare taxes, federal unemployment taxes, state unemployment taxes and staffing services employee reimbursements for materials, supplies and other expenses, which are paid by the customer. Workers' compensation expense consists primarily of the costs associated with our self-insured workers' compensation program, such as claims reserves, claims administration fees, legal fees, state administrative agency fees and excess insurance costs for catastrophic injuries. We also maintain separate workers' compensation insurance policies for employees working in states where we are not self-insured.

The largest portion of workers' compensation expense is the cost of workplace injury claims. When an injury occurs and is reported to us, our respective independent third-party claims administrator ("TPA") analyzes the details of the injury and develops a case reserve, which is the TPA's estimate of the cost of the claim based on similar injuries and its professional judgment. We then record or accrue an expense and a corresponding liability based upon the TPA's estimates for claims reserves. As cash payments are made by our TPA against specific case reserves, the accrued liability is reduced by the corresponding payment amount. The TPA also reviews existing injury claims on an on-going basis and adjusts the case reserves as new or additional information for each claim becomes available. We have established an additional reserve for both future unanticipated increases in costs ("adverse loss development") of the claims reserves for open claims and for claims incurred but not reported related to prior and current periods. We believe our operational policies and internal claims reporting system help to limit the occurrence of unreported incurred claims.

Selling, general and administrative expenses represent both branch office and corporate-level operating expenses. Branch operating expenses consist primarily of branch office staff payroll and personnel related costs, advertising, rent, office supplies, depreciation and branch incentive compensation. Corporate-level operating expenses consist primarily of executive and office staff payroll and personnel related costs, professional and legal fees, travel, depreciation, occupancy costs, information systems costs and executive and corporate staff incentive compensation.

Amortization of intangible assets consists of the amortization of software costs, and covenants not to compete, which are amortized using the straight-line method over their estimated useful lives, which range from two to ten years.

Critical Accounting Policies

We have identified the following policies as critical to our business and the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Self-Insured Workers' Compensation Reserves

We are self-insured for workers' compensation coverage in a majority of our employee work sites. Accruals for workers' compensation expense are made based upon our claims experience and an annual independent actuarial analysis, utilizing past experience, as well as claim cost development trends and current workers' compensation industry loss information. As such, a majority of our recorded expense for workers' compensation is management's best estimate after reviewing our annual independent actuarial analysis and evaluating subsequent claims development. We believe the amount accrued is adequate to cover all known and unreported claims at March 31, 2005. However, if the actual costs of such claims and related expenses exceed the amount estimated, additional reserves may be required, which could have a material adverse effect on our operating results.

Allowance for Doubtful Accounts

We are required to make estimates of the collectibility of accounts receivables. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in the customers' payment tendencies when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible Assets and Goodwill

We assess the recoverability of intangible assets and goodwill annually and whenever events or changes in circumstances indicate that the carrying value might be impaired. Factors that are considered include significant underperformance relative to expected historical or projected future operating results, significant negative industry trends and significant change in the manner of use of the acquired assets. Management's current assessment of the carrying value of intangible assets and goodwill indicates there was no impairment as of March 31, 2005. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

The following table sets forth the percentages of total revenues represented by selected items in our statements of operations for the years ended December 31, 2002, 2003 and 2004, and for the three months ended March 31, 2004 and 2005.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Revenues:
Staffing services	88.5%	76.2%	63.4%	61.7%	58.0%
Professional employer service fees	11.5	23.8	36.6	38.3	42.0

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Direct payroll costs	65.4	56.3	46.8	45.1	42.7
Payroll taxes and benefits	12.9	18.7	23.4	28.4	31.9
Workers' compensation	8.0	7.9	11.0	9.9	10.0

Total cost of revenues	86.3	82.9	81.2	83.4	84.6

Gross margin	13.7	17.1	18.8	16.6	15.4
Selling, general and administrative expenses	14.6	13.7	12.2	13.6	12.0
Depreciation and amortization	1.1	0.9	0.5	0.6	0.5

Income (loss) from operations	(2.0)	2.5	6.1	2.4	2.9
Other income (expense), net	—	(0.1)	0.2	—	0.2

Income (loss) before income taxes	(2.0)	2.4	6.3	2.4	3.1
Provision for (benefit from) income taxes	(0.8)	0.7	2.5	0.9	1.2

Net income (loss)	(1.2)%	1.7%	3.8%	1.5%	1.9%

We changed our reporting of PEO revenues from a gross basis to a net basis in 2002 because it was determined in accordance with the requirements of EITF No. 99-19 that we were not the primary obligor for the services provided by our PEO clients to their customers pursuant to our PEO contracts. We present for comparison purposes the gross revenues and cost of revenues information for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, set forth in the table below, although not in accordance with generally accepted accounting principles in the United States ("GAAP"). Management believes this information is more informative as to the level of our business activity and more illustrative of how we manage our operations, including the preparation of our internal operating forecasts, because it presents our PEO services on a basis comparable to our staffing services.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Revenues:
Staffing services	$96,750	$93,544	$123,514	$25,054	$28,542
Professional employer service fees	73,952	173,134	419,010	91,720	128,551

Total revenues	170,702	266,678	542,524	116,774	157,093

Cost of revenues:
Direct payroll costs	132,909	211,102	434,034	93,367	127,397
Payroll taxes and benefits	14,062	22,916	45,544	11,531	15,697
Workers' compensation	8,766	11,663	26,276	5,153	6,399

Total cost of revenues	155,737	245,681	505,854	110,051	149,493

Gross margin	$14,965	$20,997	$36,670	$6,723	$7,600

A reconciliation of non-GAAP gross PEO revenues to GAAP net PEO revenues is as follows for the years ended December 31, 2002, 2003 and 2004 (in thousands):

	Gross Revenue Reporting Method			Reclassification			Net Revenue Reporting Method
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Revenues:
Staffing services	$96,750	$93,544	$123,514	$—	$—	$—	$96,750	$93,544	$123,514
Professional employer service fees	73,952	173,134	419,010	(61,394)	(143,957)	(347,563)	12,558	29,177	71,447

Total revenues	$170,702	$266,678	$542,524	$(61,394)	$(143,957)	$(347,563)	$109,308	$122,721	$194,961

Cost of revenues	$155,737	$245,681	$505,854	$(61,394)	$(143,957)	$(347,563)	$94,343	$101,724	$158,291

A reconciliation of non-GAAP gross PEO revenues to GAAP net PEO revenues is as follows for the three months ended March 31, 2004 and 2005 (in thousands):

	Three Months Ended March 31,
	Gross Revenue Reporting Method		Reclassification		Net Revenue Reporting Method
	2004	2005	2004	2005	2004	2005
	(unaudited)
Revenues:
Staffing services	$25,054	$28,542	$—	$—	$25,054	$28,542
Professional employer service fees	91,720	128,551	(76,164)	(107,849)	15,556	20,702

Total revenues	$116,774	$157,093	$(76,164)	$(107,849)	$40,610	$49,244

Cost of revenues	$110,051	$149,493	$(76,164)	$(107,849)	$33,887	$41,644

Three Months Ended March 31, 2005 and 2004

Net income for the first quarter of 2005 amounted to $931,000, an improvement of $325,000 or 53.6% over net income of $606,000 for the first quarter of 2004. The improvement for the first quarter of 2005 was primarily due to higher gross margin dollars as a result of significant growth in our PEO services business, partially offset by higher selling, general and administrative expenses. Diluted earnings per share for the first quarter of 2005 was $0.10 compared to $0.07 for the comparable 2004 period. Our improved operating results continue to reflect, in part, growing market acceptance of the business process outsourcing model, market share gains owing to strong branch-level management and to the competitive advantage of offering a broad array of human resource management services through our PEO arrangements. We expect this favorable trend to continue for at least the next 12 months, particularly in California, principally due to business opportunities available to us as a qualified self-insured employer for workers' compensation coverage resulting from ongoing adverse conditions in the workers' compensation insurance market in that state.

Revenues for the first quarter of 2005 were $49.2 million, an increase of approximately $8.6 million or 21.2% over the same period of 2004. These figures again reflect significant growth in our PEO service fee revenue, combined with a smaller increase in staffing services revenue.

PEO service fee revenue increased approximately $5.1 million or 33.1% primarily due to market acceptance of the business process outsourcing model, market share gains owing to strong branch-level management and to increased demand for our broad array of competitively-priced human resource management services that satisfy customers' needs. At March 31, 2005, we had approximately 665 PEO clients as compared to approximately 515 PEO clients at March 31, 2004. Staffing services revenue increased approximately $3.5 million or 13.9% over the comparable 2004 quarter primarily due to improved economic conditions in the majority of areas in which we do business. During the three months ended March 31, 2005, we served approximately 1,000 staffing services customers, which compares to approximately 1,100 customers during the comparable period of 2004. Although the number of customers declined in the 2005 period as compared to the comparable period of 2004, the increase in staffing services revenues reflects increased business activity with certain customers owing to their size of operation, as well as with customers whose demand for our services increased. We expect demand for staffing services will continue to reflect overall economic conditions in our target markets.

Gross margin for the first quarter of 2005 totaled approximately $7.6 million, which represented an increase of $877,000 or 13.0% over the first quarter of 2004, primarily due to the 21.2% increase in revenues. The gross margin percent decreased from 16.6% of revenues for the first quarter of 2004 to 15.4% for the first quarter of 2005. The decrease in the gross margin percentage was primarily due to higher payroll taxes and benefits and slightly higher workers' compensation expense, offset in part by lower direct payroll costs, all expressed as a percentage of total revenues. The increase in payroll taxes and benefits as a percentage of total revenues from 28.4% for the first quarter of 2004 to 31.9% for the first quarter of 2005 was largely due to the effect of significant growth in PEO services and to slightly higher statutory state unemployment tax rates in various states in which we operate. Workers' compensation expense for the first quarter of 2005 totaled $4.9 million, which compares to $4.0 million for the first quarter of 2004. The increase in workers' compensation expense was generally due to an increased provision for the future estimated costs of existing claims, as well as to the effect of increased business activity in California, where injury claims are more costly as compared to other states in which we operate. The decline in direct payroll costs as a percentage of total revenues from 45.1% for the first quarter of 2004 to 42.7% for the first quarter of 2005 reflects the shift from staffing services to PEO services in the relative mix of services to our customer base and the effect of each customer's unique mark-up percent.

Selling, general and administrative expenses for the first quarter of 2005 amounted to approximately $5.9 million, an increase of $414,000 or 7.5% over the first quarter of 2004. The increase over the first quarter of 2004 was primarily attributable to increases in branch management personnel and related expenses as a result of growth in our PEO business. Selling, general and administrative expenses as a percentage of total revenues declined from 13.6% in the first quarter of 2004 to 12.0% in the first quarter of 2005.

Years Ended December 31, 2004 and 2003

Net income for the year ended December 31, 2004 was $7.4 million, an improvement of $5.3 million over net income of $2.1 million for 2003. The improvement in net income was primarily attributable to higher gross margin dollars as a result of significant growth in PEO services business, offset in part by an increase in selling, general and administrative expenses to support the increase in business activity. Basic income per share for 2004 was $0.86 and diluted income per share for 2004 was $0.79 as compared to basic and diluted income per share of $0.24 for 2003. Our improved operating results continued to reflect, in part, market acceptance of the business process outsourcing model, market share gains owing to strong branch-level management and to the competitive advantage of offering a broad array of human resource management services through our PEO arrangements that has enabled us to significantly increase our business opportunities in California.

Revenues for 2004 totaled $195.0 million, an increase of approximately $72.2 million or 58.9% over 2003 revenues of $122.7 million. The increase in total revenues was due primarily to the significant growth in our PEO service fee revenue in California due in part to the competitive advantages available to us as a result of adverse conditions in the workers' compensation insurance market in that state, combined with an increase in staffing services revenue.

PEO service fee revenue increased $42.3 million or 144.9%, while staffing services revenue increased $30.0 million or 32.0%, which resulted in an increase in the share of PEO service fee revenue to 36.6% of total revenues for 2004, as compared to 23.8% for 2003. The increase in PEO service fee revenue for 2004 was primarily due to market acceptance of the business process outsourcing model, market share gains owing to strong branch-level management and to increased demand for our services, particularly in California. At December 31, 2004, we had approximately 600 PEO clients as compared to approximately 500 PEO clients at December 31, 2003. The increase in staffing services revenue for 2004 was primarily due to our acquisition of certain assets of Skills Resource Training Center ("SRTC"), a staffing services company with nine offices in Central Washington, Eastern Oregon and Southern Idaho, effective January 1, 2004. Operations of SRTC accounted for approximately $25.6 million or 85.3% of the increase in staffing services revenue. During 2004, we served approximately 2,000 staffing services customers as compared to 2,100 customers during 2003. Although the number of customers declined in 2004 as compared to 2003, the increase in staffing services revenues reflects increased business activity with certain customers owing to their size of operation, as well as with customers whose demand for our services increased. Management expects demand for our staffing services will continue to reflect overall economic conditions in our market areas. Staffing services revenues decreased to 63.4% of total revenues for 2004 as compared to 76.2% for 2003.

Gross margin for 2004 totaled $36.7 million, which represented an increase of $15.7 million or 74.6% over 2003. The gross margin percentage increased from 17.1% of revenues for 2003 to 18.8% for 2004. The increase in the gross margin percentage was due to lower direct payroll costs, offset in part by higher payroll taxes and benefit costs and higher workers' compensation costs, as a percentage of total revenues. The decrease in direct payroll costs as a percentage of total revenues from 56.3% for 2003 to 46.8% for 2004 primarily reflects the shift in relative mix of services to our customer base from staffing to PEO services and to the effect of each customer's unique mark-up percent. The increase in payroll taxes and benefits as a percentage of total revenues from 18.7% for 2003 to 23.4% for 2004 was primarily attributable to higher statutory state unemployment tax rates in various states in which we operate, as well as to the effect of significant growth in PEO services. Workers' compensation expense for 2004 totaled $21.6 million, which compares to $9.7 million for 2003. The increase in workers' compensation expense was generally due to increased business activity, particularly in California, where injury claims are more costly as compared to other states in which we operate, as well as to an increased provision for the future estimated costs of existing claims. We expect gross margin as a percentage of total revenues to continue to be influenced by fluctuations in the mix between staffing and PEO services, including the mix within the staffing segment, as well as the adequacy of our estimates for workers' compensation liabilities.

In connection with our self-insured workers' compensation program, we have maintained an excess workers' compensation policy that limits the financial effect of costly workers' compensation claims. For 2002, such policies included a self-insured retention or deductible of $750,000 per occurrence. Effective January 1, 2004, the self-insured retention or deductible increased to $1.0 million per occurrence and remained as such for the January 1, 2005 renewal, with the premium cost per $100 of payroll also remaining unchanged. Management believes that we obtained the most favorable terms and conditions available given current market conditions.

Selling, general and administrative expenses consist of compensation and other expenses incident to the operation of our headquarters and our branch offices and the marketing of our services. Selling, general and administrative expenses for 2004 amounted to $23.8 million, an increase of $7.0 million or 41.8% over $16.8 million in 2003. Selling, general and administrative expenses expressed as a percentage of total revenues declined from 13.7% for 2003 to 12.2% for 2004. The increase in selling, general and administrative dollars was primarily due to increases in branch management personnel and related expenses as a result of the growth in our PEO business and, to a lesser extent, the incremental selling, general and administrative expenses associated with the SRTC acquisition.

Depreciation and amortization totaled $1.0 million for 2004, which compares to $1.1 million for 2003. The depreciation and amortization expense level remained relatively comparable to 2003 amounts due to our current low level of capital expenditures.

Our effective income tax rate for 2004 was 39.8%, as compared to 29.9% for 2003. The higher 2004 effective rate was primarily attributable to a higher federal tax rate as a result of higher taxable income, a higher weighted-average state tax rate due to increased taxable income in California and a lower relative effect of tax credits due to higher taxable income.

At December 31, 2004, we had net deferred income tax assets of $4.7 million primarily reflecting temporary differences between taxable income for financial accounting and tax purposes, which will reduce taxable income in future years. Pursuant to GAAP, we are required to assess the realization of the deferred income tax assets as significant changes in circumstances may require adjustments during future periods. Although realization is not assured, management has concluded that it is more likely than not that the remaining net deferred income tax assets will be realized, principally based upon projected taxable income for the next two years. The amount of the net deferred income tax assets actually realized could vary, if there are differences in the timing or amount of future reversals of existing deferred income tax assets or changes in the actual amounts of future taxable income as compared to operating forecasts. If our operating forecast is determined to no longer be reliable due to uncertain market conditions, our long-term forecast may require reassessment. As a result, in the future, a valuation allowance may be required to be established for all or a portion of the net deferred income tax assets. Such a valuation allowance could have a significant effect on our future results of operations and financial position.

Years Ended December 31, 2003 and 2002

Net income for the year ended December 31, 2003 was $2.1 million, an improvement of $3.5 million over the net loss of $1.4 million for 2002. The improvement in net income was primarily attributable to higher gross margin dollars, primarily due to a 12.3% increase in revenues, offset in part by an increase in selling, general and administrative expenses to support the increase in business activity. Basic and diluted income per share for 2003 were $0.24, as compared to basic and diluted loss per share of $0.15 for 2002.

Total revenues for 2003 were $122.7 million, an increase of approximately $13.4 million or 12.3% over total revenues of $109.3 million in 2002. The increase in total revenues was due primarily to the significant growth in our PEO service fee revenue in California, partially offset by a small decline in staffing services revenue.

PEO service fee revenue increased $16.6 million or 132.3% while staffing services revenue decreased $3.2 million or 3.3% which resulted in an increase in the share of PEO service fee revenue to 23.8% of total revenues for 2003, as compared to 11.5% for 2002. The increase in PEO service fee revenue for 2003 was primarily due to strong market acceptance of the business process outsourcing model, market share gains owing to strong branch-level management and to growth in California attributable to business opportunities resulting from the adverse market conditions for workers' compensation insurance in the state. At December 31, 2003, we had approximately 500 PEO clients as compared to approximately 300 PEO clients at December 31, 2002. The decrease in staffing services revenue for 2003 was primarily attributable to lower demand for our services in the majority of areas in which we do business, which we believe resulted from weak economic conditions. During 2003, we served approximately 2,100 staffing services customers as compared to approximately 2,400 customers during 2002. Staffing services revenues had a corresponding decrease from 88.5% of total revenues for 2002 to 76.2% for 2003.

Gross margin for 2003 totaled $21.0 million, which represented an increase of $6.0 million or 40.3% over 2002. The gross margin percentage increased from 13.7% of total revenues for 2002 to 17.1% for 2003. The increase in the gross margin percentage was largely due to lower direct payroll costs and workers' compensation costs, offset in part by higher payroll taxes and benefit costs, as a percentage of total revenues. The decrease in direct payroll costs as a percentage of total revenues from 65.4% for 2002 to 56.3% for 2003 primarily reflects the shift in relative mix of services to our customer base and to the effect of each customer's mark-up percent. The decrease in workers' compensation costs as a percentage of total revenues from 8.0% of revenues for 2002 to 7.9% for 2003, was principally due to a lessening of the increase in the adverse development of estimated future costs of workers' compensation claims primarily concentrated in our California operations. The increase in payroll taxes and benefits as a percentage of total revenues from 12.9% for 2002 to 18.7% for 2003 was primarily attributable to higher state unemployment tax rates in various states in which we operate, and to a lesser extent was due to the effect of significant growth in PEO services.

Selling, general and administrative expenses for 2003 amounted to $16.8 million, an increase of $802,000 or 5.0% over 2002. Selling, general and administrative expenses expressed as a percentage of total revenues declined from 14.6% for 2002 to 13.7% for 2003. The increase in selling, general and administrative dollars was primarily due to increases in branch management personnel and related expenses as a result of the growth in our PEO business.

Depreciation and amortization totaled $1.1 million for 2003, which compares to $1.2 million for 2002. The depreciation and amortization expense level remained comparable to 2002 amounts due to a low level of capital expenditures.

Our effective tax rate for 2003 was 29.9%, as compared to 39.7% for 2002. The decline in the effective rate for 2003 was primarily due to lower nondeductible expenses and other, net as well as to lower federal tax-exempt interest income and lower federal tax credits.

Quarterly Results of Operations

We have historically experienced significant fluctuations in our quarterly operating results and expect such fluctuations to continue in the future. Our operating results may fluctuate due to a number of factors such as wage limits on statutory payroll taxes, claims experience for workers' compensation, demand for our services and competition. Payroll taxes, as a component of cost of revenues, generally decline throughout a calendar year as the applicable statutory wage bases for federal and state unemployment taxes and Social Security taxes are exceeded on a per employee basis. Our revenue levels may be higher in the third quarter due to the effect of increased business activity of our customers' businesses in the agriculture, food processing and forest products-related industries. In addition, revenues in the fourth quarter may be affected by many customers' practice of operating on holiday-shortened schedules.

The following table sets forth our quarterly consolidated statement of operations data for the nine quarters ended March 31, 2005. The information for each quarter is unaudited and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any given quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31 2003	June 30 2003	Sept. 30 2003	Dec. 31 2003	Mar. 31 2004	June 30 2004	Sept. 30 2004	Dec. 31 2004	Mar. 31 2005
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Staffing services	$20,110	$23,046	$26,727	$23,661	$25,054	$30,470	$35,673	$32,317	$28,542
Professional employer service fees	3,287	4,856	8,046	12,988	15,556	17,234	19,006	19,651	20,702

Total revenues	23,397	27,902	34,773	36,649	40,610	47,704	54,679	51,968	49,244

Cost of revenues:
Direct payroll costs	14,798	17,079	19,740	17,482	18,320	22,551	26,436	23,883	21,017
Payroll taxes and benefits	3,805	4,385	6,181	8,545	11,531	10,649	11,376	11,988	15,697
Workers' compensation	1,425	1,982	2,622	3,680	4,036	5,644	6,094	5,783	4,930

Total cost of revenues	20,028	23,446	28,543	29,707	33,887	38,844	43,906	41,654	41,644

Gross margin	3,369	4,456	6,230	6,942	6,723	8,860	10,773	10,314	7,600
Selling, general and administrative expenses	3,596	3,869	4,461	4,884	5,532	5,701	6,404	6,207	5,946
Depreciation and amortization	280	271	256	251	242	253	257	256	236

Income (loss) from operations	(507)	316	1,513	1,807	949	2,906	4,112	3,851	1,418

Other (expense) income:
Interest expense	(95)	(83)	(55)	(35)	(32)	(23)	(22)	(24)	(27)
Interest income	41	15	13	13	21	61	95	166	147
Other, net	48	—	(20)	4	32	—	—	158	(12)

Other income (expense), net	(6)	(68)	(62)	(18)	21	38	73	300	108

Income (loss) before income taxes	(513)	248	1,451	1,789	970	2,944	4,185	4,151	1,526
Provision for (benefit from) income taxes	(170)	81	508	471	364	1,104	1,737	1,674	595

Net income (loss)	$(343)	$167	$943	$1,318	$606	$1,840	$2,448	$2,477	$931

Basic earnings (loss) per share(1)	$(.04)	$.02	$.11	$.16	$.07	$.21	$.28	$.29	$.11

Diluted earnings (loss) per share(1)	$(.04)	$.02	$.11	$.14	$.07	$.20	$.26	$.27	$.10

Shares used in computing earnings (loss) per share(1):
Basic	8,623	8,562	8,467	8,490	8,556	8,573	8,608	8,611	8,646

Diluted	8,623	8,589	8,891	9,133	9,293	9,279	9,295	9,287	9,352

(1)
All share and per share amounts have been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend.

Liquidity and Capital Resources

Our cash position of $20.7 million at March 31, 2005, increased by $8.5 million over December 31, 2004, which compares to an increase of $4.4 million over December 31, 2003. The increase in cash at March 31, 2005, as compared to December 31, 2004, was primarily due to net cash provided by operating activities. The increase in cash at December 31, 2004, as compared to December 31, 2003, was primarily generated from net income and increases in accrued payroll, payroll taxes and related benefits, which was offset in part by excess cash used to purchase securities, cash used in the acquisition of SRTC and an increase in trade accounts receivable.

Net cash provided by operating activities for the three months ended March 31, 2005 amounted to $8.2 million, as compared to net cash provided by operating activities of $5.5 million for the comparable 2004 period. Net cash provided by operating activities for 2004 amounted to $12.7 million, as compared to net cash provided by operating activities of $7.2 million for 2003.

For the three months ended March 31, 2005, net income provided cash of $931,000, together with increases in accrued payroll and related benefits of $13.8 million and other accrued liabilities of $1.6 million and increases in workers' compensation claims liabilities and safety incentives liabilities totaling $1.5 million, offset in part by increases of $7.4 million in trade accounts receivable and $1.9 million in prepaid expenses and other. For the three months ended March 31, 2004, net income provided cash of $606,000, together with increases in accrued payroll and related benefits of $8.9 million and increases in other accrued liabilities and workers' compensation claims liabilities totaling $2.6 million, offset in part by an increase of $6.3 million in trade accounts receivable.

Net cash used in investing activities totaled $183,000 for the three months ended March 31, 2005, compared to net cash used in investing activities of $7.1 million for the similar 2004 period. Net cash used in investing activities totaled $10.0 million for 2004, as compared to net cash provided by investing activities of $4.7 million for 2003. For the 2004 period, the principal uses of cash for investing activities were purchases of marketable securities for investment purposes of $3.9 million and the acquisition of certain assets of SRTC for a total of $3.0 million.

Net cash provided by financing activities for the three-month period ended March 31, 2005, was $529,000 compared to net cash used in financing activities of $66,000 for the similar 2004 period. For the 2005 period, the principal source of cash from financing activities was $766,000 in proceeds from exercise of stock options and the related tax benefit of stock option exercises, partially offset by payments on long-term debt of $237,000. Net cash provided by financing activities for 2004 amounted to $1.7 million, which compares to net cash used in financing activities of $4.2 million in 2003.

We had no material long-term capital commitments as of March 31, 2005. We have, however, submitted a non-binding letter of intent to purchase an office building for a purchase price of $8.85 million as described in "Prospectus Summary—Recent Developments." The purchase of this building, if completed, will be funded from current liquid assets.

We entered into a new Credit Agreement (the "Credit Agreement") with our principal bank effective July 1, 2005. The Credit Agreement provides for an unsecured revolving credit facility of up to $4.0 million, which includes a subfeature under the line of credit for standby letters of credit for not more than $4.0 million. The interest rate on advances, if any, will be, at our discretion, equal to either (i) the prime rate or (ii) LIBOR plus 1.50%. The Credit Agreement expires July 1, 2006.

Pursuant to the Credit Agreement, we are required to maintain compliance with the following financial covenants: (1) a Current Ratio not less than 1.10 to 1.0 with "Current Ratio" defined as total current assets divided by total current liabilities; (2) net income after taxes not less than $1.00 on an annual basis, determined as of each fiscal year end; and (3) pre-tax profit not less than $1.00 on a quarterly basis, determined as of each fiscal quarter end. We were in compliance with all covenants at July 1, 2005. The Credit Agreement also restricts us from incurring additional debt, other than for equipment purchases up to a total of $100,000, and from acquiring any other entity in a transaction involving a purchase price greater than $20.0 million, without the prior written consent of the bank.

Management expects that current liquid assets, the funds anticipated to be generated from operations, proceeds of this offering, and credit available under the Credit Agreement will be sufficient in the aggregate to fund our working capital needs for at least the next 12 months.

Stock Repurchase Program

During 1999, our board of directors authorized a stock repurchase program to repurchase common shares from time to time in open market purchases and has approved subsequent increases in the total number of shares or dollars authorized to be repurchased under the program on several occasions. Since the inception of the repurchase program in 1999, we repurchased 3.1 million shares for an aggregate price of $9.2 million and an average price of $2.98 per share. We have made no share repurchases since August 2003. In July 2005, our board of directors terminated the repurchase program.

Inflation

Inflation generally has not been a significant factor in our operations during the periods discussed above. We have taken into account the effect of escalating medical and other costs in establishing reserves for future expenses for self-insured workers' compensation claims.

Contractual Obligations

Our contractual obligations as of December 31, 2004, which include long-term debt, commitments for future payments under non-cancelable lease arrangements and long-term workers' compensation liabilities, are summarized below (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$1,789	$348	$644	$296	$501
Operating leases	5,106	1,812	2,268	456	570
Long-term workers' compensation liabilities for catastrophic injuries	600	24	85	67	424
Long-term workers' compensation liabilities for insured claims	4,371	213	639	426	3,093

Total contractual obligations	$11,866	$2,397	$3,636	$1,245	$4,588

BUSINESS

Overview

We offer a comprehensive range of human resource management services to help small and medium-sized businesses manage the increasing costs and complexities of a broad array of employment-related issues. Our principal services, PEO and staffing, assist our clients in leveraging their investment in human capital. We believe that the combination of these two principal services enables us to provide our clients with a unique blend of services not offered by our competition. Our platform of outsourced human resource management services is built upon our expertise in payroll processing, employee benefits and administration, workers' compensation coverage, effective risk management and workplace safety programs and human resource administration.

In a PEO arrangement, we enter into a contract to become a co-employer of the client's existing workforce and assume responsibility for some or all of the client's human resource management responsibilities. Staffing services include on-demand or short-term staffing assignments, long-term or indefinite-term contract staffing and comprehensive on-site management. Our staffing services also include direct placement services, which involve fee-based search efforts for specific employee candidates at the request of our PEO clients, staffing customers or other companies.

Our ability to offer clients a broad mix of services allows us to effectively become the human resource department and a strategic business partner for our clients. We believe our approach to human resource management services is designed to positively affect our clients' business results by:

  •
  allowing our clients to focus on core business activities instead of human resource matters;

  •
  increasing our clients' productivity by improving employee satisfaction and generating greater employee retention;

  •
  reducing overall payroll expenses due to lower workers' compensation and health insurance costs; and

  •
  assisting our clients in complying with complex and evolving human resource related regulatory and tax issues.

We serve a growing and diverse client base of small and medium-sized businesses in a wide variety of industries. During the three months ended March 31, 2005, we served approximately 1,000 staffing services customers. In addition, we served approximately 665 PEO clients as of March 31, 2005. We serve our clients, who have employees located in 17 states and the District of Columbia, through a network of 31 branch offices in California, Oregon, Washington, Idaho, Arizona, Maryland, Delaware and North Carolina. We also have several smaller recruiting offices in our general market areas, which are under the direction of a branch office.

Market Opportunity

The human resource outsourcing industry is large and growing rapidly. Some of the key factors driving growth include the desire of businesses to outsource non-core business functions, to reduce regulatory compliance risk, to rationalize the number of service providers that they use, and to reduce costs by integrating human resource systems and processes.

The outsourcing of business processes represents a growing trend within the United States. By utilizing the expertise of outsourcing service providers, businesses are able to reduce processing costs and administrative burdens while at the same time offering competitive benefits for their employees. The technical capabilities, knowledge and operational expertise that we have built, along with our broad portfolio of services for clients, has enabled us to capitalize on the growing business processing outsourcing trend.

We believe that the small and medium-sized business segment of the human resource outsourcing market is particularly attractive because:

  •
  this segment is large and has a low penetration rate by providers of outsourced comprehensive human resource services;

  •
  small and medium-sized businesses typically have fewer in-house resources than larger businesses and, as a result, are generally more dependent on their service providers;

  •
  quality of service, ease-of-use and responsiveness to clients' needs are key considerations of this business segment in selecting a service provider;

  •
  small and medium-sized businesses generally do not require customized solutions, enabling service providers to achieve significant economies of scale through an integrated technology and service platform; and

  •
  this segment is generally characterized by a relatively high client retention rate and lower client acquisition costs.

Our Strategic Approach

Our long-term goal is to become the leading provider of human resource outsourcing services for small and medium-sized businesses. We seek to differentiate our strategic position by offering a full spectrum of PEO and staffing services. We believe that the integrated nature of our service platform assists our clients and customers in successfully aligning and strengthening their organizational structure to meet the demands of their businesses. In pursuit of this goal, we have adopted the operating and growth strategies described below to provide the framework for our future growth, while maintaining the quality and integrity of our current service offerings.

Operating Strategy

  •
  Provide a broad scope of services. We provide our clients with a broad range of human resource management tools and professional services that meet their critical human resource needs. We believe that most human resource service providers offer discrete services, requiring client companies to engage and manage multiple vendors in order to obtain a comprehensive human resource management solution. Companies that purchase services from multiple vendors typically fail to realize the benefits and economies of scale of having a single, integrated source of human resource information. Our comprehensive solutions allow our clients to maximize the value realized from integrating information and establishing a partnership with a single vendor to address all of their human resource needs. We believe that the aggregate cost of purchasing discrete services from multiple vendors is greater than the cost of purchasing our integrated solution, such that we can offer cost savings and managerial efficiencies to our clients.

  •
  Promote a decentralized and autonomous management philosophy and structure. We hire senior-level managers to oversee, develop and expand our business at the branch-office level. We believe that highly experienced senior-level branch managers possess the skillset to handle the day-to-day demands of our business and still be proactive in solving client needs and focusing on further business development. We believe that by making significant investments in the best management talent available, within their respective areas of expertise, we can leverage the value of this investment many times over. We have also found that this philosophy facilitates our ability to attract and retain additional experienced senior-level managers to oversee our branch offices.

  •
  Motivate employees through a competitive compensation package. We offer a very competitive base salary structure at the branch-office level and provide the opportunity to earn additional profit sharing on a quarterly basis. This profit sharing is earned by each branch-level employee based upon branch office profitability after achieving certain minimum profitability standards. Our risk managers have an opportunity to earn incentive compensation based upon the workers' compensation claims experience of their specific client base. All profit sharing and incentive compensation measures are tangible and objective, with few subjective components.

  •
  Control workers' compensation costs through effective risk management. We are committed to the proactive mitigation of workers' compensation risk through stringent underwriting and disciplined management processes. Our chief executive officer defines and maintains our rigid underwriting standards. Our underwriting process begins with the selection of only the best candidate companies with which to work. Next, our professional risk managers in the field corroborate the underwriting data by assessing the candidate's operating culture, workplace safety standards and human resource administration philosophies, including compensation rates and benefit levels. If the candidate company satisfies all underwriting standards, then we accept the company and immediately implement a plan to further strengthen their workplace safety standards and practices. If the client's safe-work culture or adherence to workplace safety procedures declines to unsatisfactory levels, we will give 30 days' notice of termination of our relationship.

Growth Strategy

  •
  Support, strengthen and expand branch office operations. We believe that increasing the penetration of our existing markets is an effective and cost-efficient means of growth as we are able to capitalize on our reputation and growing brand awareness in the territories in which we operate. We believe that there is substantial opportunity to further penetrate these territories. We intend to increase our penetration in our existing markets by continued growth through the effective use of insurance broker networks, referrals from current clients and marketing efforts within the local business community.

  •
  Increase client utilization of our services. We believe that we will be able to continue to maintain our average level of professional service fees per client employee and improve client retention as our clients more fully utilize our current service offerings. We invest substantial time integrating our services into our client organizations to optimize their effectiveness and measure their results. Our long-term partnership philosophy provides us with the opportunity to expand our PEO and staffing services.

  •
  Enhance management information systems. We continue to invest in developing our information technology infrastructure. We believe that our platform gives us a competitive advantage by allowing us to provide a high level of flexibility in meeting a variety of demands of our small and medium-sized business clients on a cost-effective basis. Furthermore, we believe that our current technology platform is capable of supporting our planned development of new business units and increased market share in the foreseeable future.

  •
  Penetrate other selected markets. We intend to open additional branch offices in new geographic markets as opportunities arise. Since the beginning of 2003, we have opened four new offices in California to expand our presence in select geographic markets, including Bakersfield, Fresno, Redding and San Diego. This expansion effort is intended to allow us to develop a replicable approach to geographic expansion which we will use as a guide for entering new markets.

  •
  Pursue strategic acquisitions. Since our initial public offering in June 1993, we have completed 22 acquisitions of complementary businesses. In 2004, we completed the acquisition of certain assets of SRTC, a staffing services company with nine offices in Central Washington, Eastern Oregon and Southern Idaho. In order to increase our client base, expand our presence in existing markets, enter new markets and broaden our service offerings, we may continue to pursue strategic acquisitions, particularly in the staffing area.

Our Services

Our services are typically provided under a variety of contractual arrangements through which we offer a continuum of proactive human resource management services. While some services are more frequently associated with our PEO arrangements, our expertise in such areas as safety services and personnel-related regulatory compliance may also be used by our staffing services customers. Our human resources management services are built upon the following five areas of expertise:

  •
  Payroll Processing. For both our PEO and staffing services employees, we assist our clients in managing employment-related administration by providing payroll processing, employment-related tax filings and administration. These services are administered at each branch, as well as centralized at our headquarters in Portland, Oregon.

  •
  Employee Benefits and Administration. We assist our PEO clients in retaining the best employees for their businesses by providing comprehensive health benefits, including medical, dental and vision benefits, life and accident insurance, short-term and long-term disability, a 401(k) retirement savings plan, a Section 125 cafeteria plan and employee assistance programs.

  •
  Human Resource Management. We focus on developing and implementing a client-specific proactive human resource management system for each PEO client company. Through these efforts, clients achieve a more productive workforce through the disciplined application of standards for hiring and firing. More specifically, we assist our clients in finding the right people by providing recruitment best practices, job description development, skills testing, salary information, drug testing, interview guidelines and assistance, evaluating job applications and references and compliance with a broad range of employment regulations.

  •
  Risk Management. We focus on developing and implementing a client-specific proactive risk management program so as to further mitigate risk associated with workplace practices. These efforts enable our clients and us to achieve a reduction in accidents and workers' compensation claims. We provide such tactical services as safety training and safety manuals for both workers and supervisors, job-site visits and meetings, improvements in workplace procedures and equipment to further reduce the risk of injury, compliance with OSHA requirements, environmental regulations, and workplace regulations of the U.S. Department of Labor and state agencies and lead accident investigations. We have at least one risk manager available at each branch office to perform workplace safety assessments for each prospective client and to implement systems to improve work practices. All risk managers report directly to our Chief Executive Officer. Each risk manager has the authority to cancel our business relationship with any customer or client company.

  •
  Workers' Compensation Coverage. We assist our clients in protecting their businesses from employment-related injury claims by providing workers' compensation coverage. Through our third-party administrators, we provide claims management services for our PEO clients. We work aggressively to manage and reduce job injury claims, including identifying fraudulent claims and taking advantage of our staffing services to return injured workers to active employment earlier. As a result of our efforts to manage workers' compensation costs, we are often able to reduce our clients' overall expenses arising out of job-related injuries and insurance.

PEO Services

In a PEO services arrangement, we enter into a contract to become a co-employer of the client's existing workforce and assume responsibility for some or all of the human resource management responsibilities, including payroll and payroll taxes, employee benefits, health insurance, workers' compensation coverage, workplace safety programs, compliance with federal and state employment laws, labor and workplace regulatory requirements, and related administrative responsibilities. We have the right to hire and fire our PEO employees, although the client remains responsible for day-to-day assignments, supervision and training and, in most cases, recruiting.

We began offering PEO services to Oregon customers in 1990 and subsequently expanded these services to other states, primarily California. In 2004, approximately 88% of our PEO service fee revenues were generated from customers in California, while 11% of those revenues were generated in Oregon.

We have entered into co-employer arrangements with a wide variety of clients, including companies involved in moving and shipping, professional firms, construction, retail, manufacturing and distribution businesses. PEO clients are typically small to mid-sized businesses with up to several hundred employees. None of our PEO clients represented more than 4% of our total revenues in 2004.

Prior to entering into a co-employer arrangement, we perform an analysis of the potential client's actual personnel and workers' compensation costs based on information provided by the prospect. We introduce our workplace safety program and recommend improvements in procedures and equipment following a risk assessment of the prospect's facilities. The potential client must agree to implement recommended changes as part of the co-employer arrangement. We also offer financial incentives to PEO clients to maintain a safe-work environment.

Our standard PEO services agreement typically provides for an initial term of one year with automatic renewal for one-year periods. Our agreements generally permit cancellation by either party upon 30 days' written notice. In addition, we may terminate the agreement at any time for specified reasons, including nonpayment or failure to follow our workplace safety program.

The form of PEO services agreement also provides for indemnification of us by the client against losses arising out of any default by the client under the agreement, including failure to comply with any employment-related, health and safety, or immigration laws or regulations. We also require our PEO clients to maintain comprehensive liability coverage in the amount of $1.0 million for acts of our work-site employees. In addition, we have excess liability insurance coverage. Although no claims exceeding such policy limits have been paid by us to date, the possibility exists that claims for amounts in excess of sums available to us through indemnification or insurance may be asserted in the future, which could adversely affect our profitability.

Staffing Services

Our staffing services include on-demand or short-term staffing assignments, contract staffing, long-term or indefinite-term on-site management, direct placement and human resource administration. Short-term staffing involves demands for employees caused by such factors as seasonality, fluctuations in customer demand, vacations, illnesses, parental leave and special projects without incurring the ongoing expense and administrative responsibilities associated with recruiting, hiring and retaining additional permanent employees. As more and more companies focus on effectively managing variable costs and reducing fixed overhead, the use of employees on a short-term basis allows firms to utilize the "just-in-time" approach for their personnel needs, thereby converting a portion of their fixed personnel costs to a variable expense.

Contract staffing refers to our responsibilities to provide employees for our clients for a period of more than three months or an indefinite period. This type of arrangement often involves outsourcing an entire department in a large corporation or providing the workforce for a large project.

In an on-site management arrangement, we place an experienced manager on site at a client's place of business. The manager is responsible for conducting all recruiting, screening, interviewing, testing, hiring and employee placement functions at the client's facility for a long-term or indefinite period.

Direct placement services involve fee-based search efforts for specific employee candidates at the request of our PEO clients, staffing customers or other companies.

Our staffing services customers operate in a broad range of businesses, including agriculture-based companies, electronic manufacturers, transportation and logistics companies, food processors, professional firms and construction. Such customers generally range in size from small local firms to companies with international operations that use our services on a domestic basis. None of our staffing services customers represented more than 4% of our total revenues in 2004.

In 2004, the light industrial sector generated approximately 82% of our staffing services revenues, while clerical office staff accounted for 14% of such revenues and technical personnel represented the balance of 4%. Our light industrial workers perform such tasks as operation of machinery, manufacturing, loading and shipping, site preparation for special events, construction-site cleanup and janitorial services. Technical personnel include electronic parts assembly workers and designers of electronic parts.

We employ a variety of methods to recruit our work force for staffing services, including among others, referrals by existing employees, online job boards, our Web site for job postings, newspaper advertising, and marketing brochures distributed at colleges and vocational schools. The employee application process may include an interview, skills assessment test, reference verification, drug screening, criminal background checks and pre-employment physicals. The recruiting of qualified employees requires more effort when unemployment rates are low. We use a comprehensive pre-employment screening test to ensure that applicants are appropriately qualified for employment.

Our staffing services employees are not under our direct control while working at a customer's business. We have not experienced any significant liability due to claims arising out of negligent acts or misconduct by our staffing services employees. Claims could be asserted against us that may exceed our liability insurance coverage, which could have a material adverse effect on our financial condition and results of operations.

Sales and Marketing

Our sales and marketing efforts are led by our branch managers and a small team of sales professionals, coupled with strong ties with the insurance brokerage community. Our marketing efforts are principally focused on branch-level development of local business relationships. On a regional and national level, efforts are made to expand and align our services to fulfill the needs of local customers with multiple locations, which may include using our on-site personnel and the opening of additional offices to better serve a customer's broader geographic needs. We also rely on an extensive network of insurance brokers for referrals for PEO services, particularly in California, in exchange for an ongoing fee as a very small percentage of payroll. Business development is the primary function of our branch managers.

Risk Assessment

All prospective clients are evaluated individually on the basis of total predicted profitability. This analysis takes into account workers' compensation risk and claims history, unemployment claims history, and creditworthiness. The workers' compensation risk profile also includes an assessment of the prospect's internal culture regarding workplace safety, compensation rates and benefits provided to its employees.

Clients

We provide services to a diverse array of customers, including, among others, electronics manufacturers, various light-manufacturing industries, forest products and agriculture-based companies, transportation and shipping enterprises, food processing, telecommunications, public utilities, general contractors in numerous construction-related fields and various professional services firms. During 2004, we provided staffing services to approximately 2,000 staffing services customers. In addition, at December 31, 2004, we had approximately 600 PEO clients and employed approximately 15,500 employees pursuant to PEO contracts.

Management Information Systems

We perform all functions associated with payroll administration through our internal management information system. Each branch office performs payroll data entry functions and maintains an independent database of employees and customers, as well as payroll and invoicing records. All processing functions are centralized at our corporate headquarters in Portland, Oregon.

Acquisitions

We have completed 22 acquisitions since our initial public offering in June 1993. In our most recent acquisition at the beginning of 2004, we acquired certain assets of SRTC, a staffing services company with nine offices in Central Washington, Eastern Oregon and Southern Idaho. We paid $3.0 million in cash for the assets of SRTC and the non-compete agreements of certain SRTC shareholders and agreed to issue up to 203,597 shares of our common stock (the "Earnout Shares"), with the actual number of Earnout Shares to be issued based upon the level of financial performance achieved by the SRTC offices during calendar 2004. Although the parties have not yet agreed upon a final calculation of the Earnout Shares, we have recorded an estimated total number of 79,200 shares with a value of $778,000 on our consolidated balance sheet as of December 31, 2004.

Competition

The staffing services and PEO businesses are characterized by intense competition. The staffing services market includes competitors of all sizes, including national competitors such as Manpower, Inc. and Kelly Services, Inc., that have substantially greater financial, marketing and other resources than we do. In addition to national companies, we compete with numerous regional and local firms for both customers and employees. There are relatively few barriers to entry into the staffing services business. The principal competitive factors in the staffing services industry are price, the ability to provide qualified workers in a timely manner and the monitoring of job performance. We attribute our internal growth in staffing services revenues to the cost-efficiency of our operations, which permits us to price our services competitively, and to our ability through our branch office network to understand and satisfy the needs of our customers with competent personnel.

We may face additional PEO competition in the future from new entrants to the field, including other staffing services companies, payroll processing companies and insurance companies. Certain PEO companies that periodically compete with us in the same markets have greater financial and marketing resources than we do, such as Administaff, Inc., Gevity HR, Inc., and Paychex, Inc., among others. Competition in the PEO industry is based largely on price, although service and quality can also provide competitive advantages. A significant limiting factor to the growth of the PEO industry is the perception of potential clients that they have the capacity to handle human resource issues internally. We believe that our past growth in PEO service fee revenues is attributable to our ability to provide small and medium-sized companies with the opportunity to reduce workers' compensation costs and to provide enhanced benefits to their employees while reducing their overall personnel administration costs. Our competitive advantage may be adversely affected by a substantial increase in the costs of maintaining our self-insured workers' compensation program, or changes in the regulatory environment, particularly in California.

Self-Insured Workers' Compensation Program

A principal service we provide to our customers, particularly our PEO clients, is workers' compensation coverage. As the employer of record, we are responsible for complying with applicable statutory requirements for workers' compensation coverage. Our workplace safety services are closely tied to our approach to the management of workers' compensation risk.

Elements of Workers' Compensation System

State law (and for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers' compensation is an exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers' compensation insurance or otherwise demonstrate financial responsibility to meet workers' compensation obligations to employees. In many states, employers who meet certain financial and other requirements are permitted to self-insure.

Self Insurance for Workers' Compensation

In August 1987, we became a self-insured employer for workers' compensation coverage in Oregon. We subsequently obtained self-insured employer status for workers' compensation in four additional states, California, Delaware and Maryland, as well as in Washington for our non-PEO services. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of government securities, letters of credit or other financial instruments to cover workers' claims in the event the employer is unable to pay for such claims.

To manage our financial exposure from the incidence of catastrophic injuries and fatalities, we maintain excess workers' compensation insurance pursuant to an annual policy with a major insurance company. Beginning January 1, 2002, our excess workers' compensation insurance policy provided coverage for single occurrences exceeding $750,000 with statutory limits. Effective January 1, 2004, the per occurrence retention increased to $1.0 million and the policy limit was increased to $25.0 million. The higher per occurrence retention may result in higher workers' compensation costs to us with a corresponding negative effect on our operating results.

Claims Management

As a self-insured employer, our workers' compensation expense is tied directly to the incidence and severity of workplace injuries to our employees. We seek to contain our workers' compensation costs through an aggressive approach to claims management. We use managed-care systems to reduce medical costs and keep time-loss costs to a minimum by assigning injured workers, whenever possible, to short-term assignments which accommodate the workers' physical limitations. We believe that these assignments minimize both time actually lost from work and covered time-loss costs. We engage TPAs to provide the principal claims management expertise. Typical management procedures include performing thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to eliminate future case development and costs. We also maintain a corporate-wide pre-employment drug screening program and a mandatory post-injury drug test. The program is believed to have resulted in a reduction in the frequency of fraudulent claims and in accidents in which the use of illegal drugs appears to have been a contributing factor.

Elements of Self-Insurance Costs

The costs associated with our self-insured workers' compensation program include case reserves for reported claims, an additional expense provision for potential future increases in the cost of open injury claims (known as "adverse loss development") and claims incurred in prior periods but not reported (referred to as "IBNR"), fees payable to our TPAs, additional claims administration expenses, administrative fees payable to state and federal workers' compensation regulatory agencies, premiums for excess workers' compensation insurance and legal fees. Although not directly related to the size of our payroll, the number of claims and correlative loss payments may be expected to increase with growth in the total number of employees. The state assessments are typically based on payroll amounts and, to a limited extent, the amount of permanent disability awards during the previous year. Excess insurance premiums are also based in part on the size and risk profile of our payroll and loss experience.

Workers' Compensation Claims Experience and Reserves

We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When a claim involving a probable loss is reported, our TPA establishes a case reserve for the estimated amount of ultimate loss. The estimate reflects an informed judgment based on established case reserving practices and the experience and knowledge of the TPA regarding the nature and expected value of the claim, as well as the estimated expense of settling the claim, including legal and other fees and expenses of administering claims. The adequacy of such case reserves depends on the professional judgment of each TPA to properly and comprehensively evaluate the economic consequences of each claim. Additionally, on an aggregate basis, we have established an additional reserve for both future adverse loss development in excess of initial case reserves on open claims and for claims incurred but not reported, referred to as the IBNR reserve.

As part of the case reserving process, historical data is reviewed and consideration is given to the anticipated effect of various factors, including known and anticipated legal developments, inflation and economic conditions. Reserve amounts are necessarily based on management's estimates, and as other data becomes available, these estimates are revised, which may result in increases or decreases in existing case reserves. We have engaged a nationally-recognized, independent actuary to review annually our total workers' compensation claims liability and reserving practices. Based in part on such review by our actuary as of December 31, 2004, and our analysis of subsequent claims development, we believe our total accrued workers' compensation claims liabilities at March 31, 2005, are adequate. It is possible, however, that our actual future workers' compensation obligations may exceed the amount of our accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and to a much lesser extent, if any, of claims incurred but not reported.

Failure to successfully manage the severity and frequency of workers' compensation injuries would result in increased workers' compensation expense and would have a negative effect, which may be substantial, on our operating results and financial condition. Management maintains clear guidelines for our branch office managers, account managers, and risk managers directly tying their continued employment to their diligence in understanding and addressing the risks of accident or injury associated with the industries in which client companies operate and in monitoring the compliance by clients with workplace safety requirements. We have a policy of "zero tolerance" for avoidable workplace injuries.

Each of our risk managers has the authority to cancel any staffing customer or PEO client at any time based upon their assessment of their safe-work practices or philosophies.

Employees and Employee Benefits

At May 31, 2005, we had approximately 26,645 employees, including approximately 8,100 staffing services employees, approximately 18,300 PEO employees and approximately 245 managerial, sales and administrative employees. The number of employees at any given time may vary significantly due to business conditions at customer or client companies. During 2004, approximately 3% of our employees were covered by a collective bargaining agreement. Each of our managerial, sales and administrative employees has entered into a standard form of employment agreement which, among other provisions, contains covenants not to engage in certain activities in competition with us for 18 months following termination of employment and to maintain the confidentiality of certain proprietary information. We believe our employee relations are good.

Benefits offered to our staffing services employees include group health insurance, a Section 125 cafeteria plan which permits employees to use pretax earnings to fund various services, including health insurance premiums and childcare expenses, and a retirement savings plan (the "401(k) plan") under Section 401(k) of the Internal Revenue Code pursuant to which employees may begin making contributions upon reaching 21 years of age and completing 1,000 hours of service in any consecutive 12-month period. We may also make contributions to the 401(k) plan, which vest over six years and are subject to certain legal limits, at the sole discretion of our board of directors. Employees subject to a co-employer arrangement may participate in our benefit plans at the election of the co-employer.

Regulatory and Legislative Issues

Business Operations

We are subject to the laws and regulations of the jurisdictions within which we operate, including those governing self-insured employers under the workers' compensation systems in Oregon, California, Maryland and Delaware, as well as in Washington for non-PEO services. An Oregon PEO company is required to be licensed as a worker-leasing company by the Workers' Compensation Division of the Oregon Department of Consumer and Business Services. We are in compliance with this licensing requirement. Temporary staffing companies are expressly exempt from the Oregon licensing requirement. Oregon PEO companies are also required to ensure that each PEO client provides adequate training and supervision for its employees to comply with statutory requirements for workplace safety and to give 30 days' written notice in the event of a termination of its obligation to provide workers' compensation coverage for PEO employees and other subject employees of a PEO client. Although compliance with these requirements imposes some additional financial risk on us, particularly with respect to those clients who breach their payment obligation to us, such compliance has not had a material adverse effect on our business to date.

Employee Benefit Plans

Our operations are affected by numerous federal and state laws relating to labor, tax and employment matters. By entering into a co-employer relationship with employees who are assigned to work at client locations (sometimes referred to as "work-site employees"), we assume certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of "employer" under these laws is not uniform.

As an employer, we are subject to all federal statutes and regulations governing our employer-employee relationships. Subject to the issues discussed below, we believe that our operations are in compliance in all material respects with applicable federal statutes and regulations.

We offer various qualified employee benefit plans to our employees, including employees of our PEO clients who so elect. These qualified employee benefit plans include our 401(k) plan, a cafeteria plan under Section 125 of the Internal Revenue Code, and group health, life insurance and disability insurance plans. Generally, qualified employee benefit plans are subject to provisions of both the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 ("ERISA"). In order to qualify for favorable tax treatment under the Internal Revenue Code, qualified plans must be established and maintained by an employer for the exclusive benefit of its employees.

After several years of study, on April 24, 2002, the Internal Revenue Service ("IRS") issued Revenue Procedure 2002-21 ("Rev Proc") to provide relief with respect to certain defined contribution retirement plans maintained by a PEO that benefit worksite employees. The Rev Proc outlines the steps necessary for a PEO to avoid plan disqualification for violating the exclusive benefit rule. Essentially, a PEO must either (1) terminate the plan; (2) convert the plan to a "multiple employer plan" by December 31, 2003; or (3) transfer the plan assets and liabilities to a customer plan. Effective December 1, 2002, we converted our 401(k) plan to a "multiple employer plan."

Properties

We provide PEO and staffing services through all 31 of our branch offices. The following table shows the number of branch offices located in each state in which we operate. We also lease office space in other locations in our market areas which we use to recruit and place employees.

State	Number of Branch Offices
California	13
Oregon	8
Washington	4
Maryland	2
Arizona	1
Delaware	1
Idaho	1
North Carolina	1

We lease office space for our corporate and branch offices. At December 31, 2004, our leases had expiration dates ranging from less than one year to nine years, with total minimum payments through 2012 of approximately $5.1 million.

We have submitted a non-binding letter of intent to purchase an office building for a purchase price of $8.85 million as described in "Prospectus Summary—Recent Developments."

MANAGEMENT

Information with respect to our directors and executive officers as of July 1, 2005, is set forth below.

Name	Age	Position(s)
William W. Sherertz	59	President, Chief Executive Officer and Chairman of the Board
Michael L. Elich	40	Vice President and Chief Operating Officer
Michael D. Mulholland	53	Vice President-Finance, Treasurer and Secretary
Gregory R. Vaughn	49	Vice President
James D. Miller	41	Controller and Assistant Secretary
Thomas J. Carley	46	Director
James B. Hicks, Ph.D.	58	Director
Jon L. Justesen	53	Director
Anthony Meeker	66	Director
Nancy B. Sherertz	56	Director

William W. Sherertz has served as our Chief Executive Officer and a director since 1980, as our President since 1993 and as our Chairman of the Board since 1995. In 1975, Mr. Sherertz founded Barry Services, a Portland-based staffing company that was merged into Barrett in 1982. He began his career as a manager with the J.C. Penney Company. Mr. Sherertz received a B.S. in business from Oregon State University.

Michael L. Elich joined us in October 2001 as Director of Business Development. He was appointed Vice President and Chief Operating Officer in May 2005. From 1995 to 2001, Mr. Elich served as Executive Vice President and Chief Operating Officer of Skills Resource Training Center, a staffing services company with offices in Oregon, Washington and Idaho that we acquired effective January 1, 2004. Mr. Elich received a B.S. in economics and business administration from Montana State University.

Michael D. Mulholland joined us in August 1994 as Vice President-Finance and Secretary and was appointed to the additional position of Treasurer in May 2005. From 1988 to 1994, Mr. Mulholland was employed by Sprouse-Reitz Stores Inc., a former Nasdaq-listed retail company, serving as Executive Vice President, Chief Financial Officer and Secretary. Prior to Sprouse-Reitz, Mr. Mulholland held senior management positions with Lamb-Weston, Inc., a food processing company, from 1985 to 1988, and Keil, Inc., a regional retail company, from 1978 to 1985. Mr. Mulholland, a certified public accountant on inactive status, was also employed by Touche Ross & Co., now known as Deloitte & Touche LLP. Mr. Mulholland received a B.S. in accounting and an M.B.A. in finance from the University of Oregon.

Gregory R. Vaughn joined us in July 1997 as Operations Manager and was appointed Vice President in January 1998. From 1996 to 1997, Mr. Vaughn was Chief Executive Officer of Insource America, Inc., a privately-held human resource management company headquartered in Portland, Oregon. Mr. Vaughn has also held senior management positions with Sundial Time Systems, Inc., a software company, from 1995 to 1996 and with Continental Information Systems, Inc., an equipment leasing and remarketing company, from 1990 to 1994. Previously, Mr. Vaughn was employed as a technology consultant by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP. He received a B.S. in computer science and statistics and an M.B.A. in operations management and human resources from the State University of New York at Buffalo.

James D. Miller joined us in January 1994 as our Controller. From 1991 to 1994, he was the Corporate Accounting Manager for Christensen Motor Yacht Corporation, a builder of ocean-going motor yachts. Mr. Miller, a certified public accountant on inactive status, was employed by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP, from 1987 to 1991. He received a B.S. in business administration from Portland State University.

Thomas J. Carley has served as a director since 2000. Mr. Carley, a private investor, previously served as President and Chief Financial Officer of Jensen Securities, a securities and investment banking firm in Portland, Oregon, for eight years until February 1998, when the company was sold to D.A. Davidson & Co. Thereafter, he served as a research analyst covering technology companies and financial institutions at D.A. Davidson & Co. until December 1999.

James B. Hicks, Ph.D., has served as a director since 2001. He is a co-founder of Virogenomics, Inc., a biotechnology company located in Portland, where he has been Chief Technology Officer since 2001 and a director since 1997. He has also been a director of AVI BioPharma, Inc., a publicly traded biotechnology company, since 1997. He is a partner in HHL Consulting LLC, where he has been providing consulting services to early stage technology companies regarding management and operational issues since 2000. From 1995 to 1999, he was co-founder and technical consultant for Sapient Health Network, an interactive health information service. He also currently continues to serve as President of Hedral Therapeutics, Inc., a biotechnology company, where he was Chief Executive Officer, Chief Scientist and a director from 1994 to 1998.

Jon L. Justesen has served as a director since 2004. Mr. Justesen has managed Justesen Ranches, a ranch in Eastern Oregon, since 1970, and is President of Buck Hollow Ranch, Inc., also a ranch in Eastern Oregon. He is also a private investor.

Anthony Meeker has served as a director since 1993. Mr Meeker retired in 2003 as a Managing Director of Victory Capital Management, Inc. (formerly known as Key Asset Management, Inc.), an asset management company, where he was employed for ten years. Mr. Meeker is Chairman of the Board of First Federal Savings and Loan Association of McMinnville and a director of Oregon Mutual Insurance Company. From 1987 to 1993, he was Treasurer of the State of Oregon.

Nancy B. Sherertz has served as a director since 1998. Ms. Sherertz is currently a private investor and was President and a director of Barrett from 1975 to 1993. Until 1994, Ms. Sherertz was married to Mr. Sherertz, our President, Chief Executive Officer and Chairman of the Board.

RELATED PARTY TRANSACTIONS

In December 2001, upon the approval of all disinterested outside directors, we agreed to loan Mr. Sherertz up to $60,000 between December 2001 and June 2002 to assist Mr. Sherertz in meeting his debt service obligations on a loan from our principal bank, which was secured by Mr. Sherertz's holdings of our common stock and provided for quarterly payments of interest only. In 2002, with the approval of all disinterested outside directors, we agreed to extend our financial commitment to lend to Mr. Sherertz amounts equal to an additional two quarterly interest payments in July and September 2002. Our note receivable was in the aggregate principal amount of $107,000 bearing interest at the same rate as the rate charged to Mr. Sherertz by the bank (prime less 50 basis points). On August 2, 2004, Mr. Sherertz delivered to us 12,142 shares of common stock with a total market value of $136,274 in satisfaction of all amounts owing to us. In accordance with applicable law, no new loans will be made to Mr. Sherertz under this or any other arrangement.

Beginning in October 2001, we have rented Mr. Sherertz's personal residence in La Quinta, California for marketing, customer relations and business meeting purposes. The seasonal rental rates were established based on market rates by a local real estate broker who handles similar properties in the La Quinta area. We made payments to Mr. Sherertz in the aggregate amount of $102,000 in 2004 and $54,000 in the first six months of 2005 for rental of the property.

SECURITY OWNERSHIP OF MANAGEMENT
AND PRINCIPAL AND SELLING STOCKHOLDERS

The following table gives information regarding the beneficial ownership of our common stock as of July 1, 2005, by:

  •
  each of our directors and officers;

  •
  each person known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock; and

  •
  all of our directors and officers as a group.

Information as to beneficial stock ownership is based on data furnished to us by the stockholder or, with respect to Heartland Advisors, Inc., reported in its Amendment No. 9 to Schedule 13G filed with the SEC on January 14, 2005. For purposes of the table below, we have assumed that 8,720,142 shares of our common stock are issued and outstanding prior to the completion of this offering and 10,420,142 shares of our common stock will be issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to all derivative securities held by that person that are currently exercisable or exercisable within 60 days of July 1, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all shares listed as beneficially owned are held with sole voting and dispositive power. All amounts and percentages have been adjusted for a 3-for-2 stock split effected on May 19, 2005 as a 50% stock dividend.

	Number of Shares of Common Stock Beneficially Owned(2)		Number of Shares of Common Stock to Be Sold in the Offering	Percent of Class
Name of Beneficial Owner				Before Offering	After Offering
5% Stockholder:
Heartland Advisors, Inc.(1)	1,034,760	(3)	—	11.9%	9.9%
Directors and Officers:
Thomas J. Carley	42,262		—	*	*
Michael L. Elich	49,593		—	*	*
James B. Hicks, Ph.D.	14,312		—	*	*
Jon L. Justesen	20,400		—	*	*
Anthony Meeker	17,737		—	*	*
James D. Miller	24,000		—	*	*
Michael D. Mulholland	83,668		—	1.0%	*
Nancy B. Sherertz(1)	1,723,592	(4)	125,000	19.7%	15.3%
William W. Sherertz(1)	3,018,655	(5)	75,000	33.5%	27.5%
Gregory R. Vaughn	104,408		—	1.2%	1.0%
All directors and officers as a group (10 persons)	5,098,627		200,000	54.8%	44.5%

*
Less than 1.0% of the outstanding shares of common stock.

(1)
The addresses of persons owning beneficially more than 5% of the outstanding common stock are as follows: Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202; Nancy B. Sherertz, 4724 S.W. Macadam Avenue, Portland, Oregon 97239; and William W. Sherertz, 4724 S.W. Macadam Avenue, Portland, Oregon 97239.

(2)
Includes options to purchase common stock which are presently exercisable or will become exercisable by August 30, 2005 as follows: Mr. Carley, 8,062 shares; Mr. Elich, 46,593 shares; Dr. Hicks, 5,812 shares; Mr. Justesen, 3,750 shares; Mr. Meeker, 15,562 shares; Mr. Miller, 7,500 shares; Mr. Mulholland, 82,918 shares; Ms. Sherertz, 12,562 shares; Mr. Sherertz, 290,148 shares; Mr. Vaughn, 102,908 shares; and all directors and executive officers as a group, 575,815 shares.

(3)
Heartland Advisors, Inc., a registered investment advisor, and its President and principal stockholder, William J. Nasgovitz, filed an amendment to Schedule 13G on January 14, 2005. Adjusting for the 3-for-2 stock split effected on May 19, 2005, the amended Schedule 13G reported shared voting power as to 991,410 shares and shared dispositive power as to 1,034,760 shares (including the 991,410 shares).

(4)
Ms. Sherertz disclaims beneficial ownership of an additional 4,965 shares held by her minor children.

(5)
Includes 13,750 shares held by his wife and 46,950 shares held by Mr. Sherertz for his minor children, as to which he shares voting and dispositive powers.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

As of July 1, 2005, our authorized capital stock consisted of 500,000 shares of preferred stock, $.01 par value, issuable in series and 20,500,000 shares of common stock, $.01 par value.

Common Stock

As of July 1, 2005, there were 8,720,142 shares of our common stock outstanding, and we had approximately 57 stockholders of record of our common stock. Shares of our common stock are listed on The Nasdaq National Market and trade under the symbol "BBSI."

Voting Rights

Shares of common stock are entitled to one vote per share. Voting for directors is not cumulative. The affirmative vote of a majority of the outstanding shares of the voting capital stock is required for the removal of a member of the board of directors.

Dividends

Holders of common stock are entitled to dividends when, as and if declared by the board of directors out of legally available funds (subject to the rights of holders of any preferred stock).

Liquidation Rights

Upon liquidation, after payment or provision for all liabilities and payment of any preferential amount in respect of preferred stock, holders of common stock are entitled to receive liquidating distributions of any remaining assets on a pro rata basis.

Other

Common stock is not convertible into any other class of security, is not entitled to the benefit of any sinking fund provision and does not have any preemptive rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

No shares of our preferred stock are issued or outstanding. Our board of directors is authorized to issue preferred stock in one or more series, and to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms or conditions of redemption of each series without any vote or action of our stockholders. The issuance of preferred stock in certain circumstances may have the effect of delaying or preventing a change in control of our business. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock.

Anti-Takeover Provisions

Our charter and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control. Under these provisions, (i) the board of directors has the authority to issue up to 500,000 shares of preferred stock, with such rights and preferences, including voting rights, as it may establish, without further approval by our stockholders and (ii) the power to adopt, alter or repeal our bylaws is vested solely in the board of directors.

Maryland Control Share and Business Combination Statutes

We are subject to the Maryland Control Share Acquisition Act. Under the Maryland Control Share Acquisition Act, subject to certain exemptions, a person (an "Acquiring Person") who acquires voting stock in a transaction (a "Control Share Acquisition") which results in its holding voting power within specified ranges cannot vote the shares it acquires in the Control Share Acquisition ("Control Shares") unless voting rights are accorded to such Control Shares by the holders of two-thirds of the outstanding voting shares, excluding shares held by the Acquiring Person and our officers and inside directors. The term Acquiring Person is broadly defined to include persons acting as a group.

An Acquiring Person may, but is not required to, submit an "Acquiring Person Statement" which delineates certain information about the Acquiring Person and its plans for acquiring our stock and request that we call a special meeting of stockholders to act on the question of its voting rights.

If an Acquiring Person Statement is not delivered to us within ten days after a Control Share Acquisition or if the Control Shares are not accorded voting rights, we will have the right, subject to certain conditions, to redeem the Control Shares at fair value determined without regard to the absence of voting rights. If an Acquiring Person's Control Shares are accorded voting rights and its shares represent a majority or more of all voting power, all of our stockholders, other than the Acquiring Person, will have the right to receive "fair value" for their shares, which may not be less than the highest price paid per share by the Acquiring Person for our shares in the Control Share Acquisition.

We are also subject to the provisions of the Maryland General Corporation Law limiting the ability of certain Maryland corporations to engage in specified business combinations. Subject to certain exceptions, such provisions prohibit a Maryland corporation from engaging in a business combination with a stockholder who, with its affiliates, owns 10% or more of the corporation's voting stock (an "Interested Stockholder") unless (i) the corporation's board of directors recommends the combination, (ii) stockholders holding 80% of the voting stock approve the business combination, and (iii) stockholders holding two-thirds of the voting stock not owned by the Interested Stockholder approve the business combination. In addition, an Interested Stockholder may not engage in a business combination with the corporation for a period of five years following the date it becomes an Interested Stockholder. "Business combination" is defined to include any merger with, any transfer of a certain amount of assets to, the provision of financial assistance to, and certain transactions involving the issuance of shares to, the Interested Stockholder. These provisions do not apply, however, to business combinations that are approved or exempted by the corporation's board of directors before the stockholder became an Interested Stockholder.

Indemnification of Officers and Directors

As permitted by the Maryland General Corporation Law, our articles of incorporation require indemnification of our directors and officers from liability to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or control persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

UNDERWRITING

Roth Capital Partners, LLC is the lead managing underwriter of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholders, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Roth Capital Partners, LLC
The Seidler Companies Incorporated
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $          per share on sales to certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

We have granted to the underwriters an option, exercisable by the representative for 30 days after the date of this prospectus, to purchase up to an additional 285,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representative exercises such option, each of the underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage of these shares as the number of shares of common stock to be purchased by each of them, as shown in the table above, bears to the shares of common stock offered hereby.

The following table summarizes the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Total
Per Share
		No Exercise	Full Exercise
Discounts and commissions paid by us		$	$
Discounts and commissions paid by the selling stockholders		$	$

In addition to the underwriting discounts and commissions, we have agreed to reimburse the underwriters' out-of-pocket travel expenses actually incurred in connection with this offering and to pay the managing underwriters a nonaccountable expense allowance equal to 0.75% of the gross proceeds of this offering.

In connection with the offering, we and Mr. Sherertz and Ms. Sherertz have agreed, for a period of 180 days after the date of the closing of this offering, and our other officers and directors have agreed, for a period of 90 days after the date of the closing of this offering, subject to certain exceptions, not to issue, sell, or offer to sell, contract to sell, solicit or offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership of (or make any announcement with respect to any of the foregoing) any shares of our common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for our common stock or evidencing any right to purchase or subscribe for shares of our common stock, without the prior written consent of Roth Capital Partners, LLC, as representatives of the underwriters. Officers and directors other than Mr. Sherertz and Ms. Sherertz may sell shares during the period beginning 90 days after the date of this prospectus and ending on the 180th day thereafter, provided sales are made through Roth Capital Partners, LLC, as broker in the transaction, or another broker designated by Roth Capital Partners, LLC.

Notwithstanding the foregoing, if:

  •
  during the last 17 days of the respective lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the respective lock-up period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16 days immediately following the last day of the period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Roth Capital Partners, LLC waives, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters are permitted to and may over-allot, or engage in syndicate transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resale of the security by purchasers in the offering.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that, once begun, they will not be discontinued without notice.

The underwriters have informed us that they do not intend to confirm sales to any discretionary accounts without the prior approval of the customer.

From time to time, the underwriters have provided, and may continue to provide, investment banking services to us for which we may pay customary fees and commissions.

LEGAL MATTERS

The validity of the common stock in this offering will be passed upon for us by Miller Nash LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On June 2, 2005, we dismissed our previous independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), and engaged Moss Adams LLP as our new principal independent registered public accounting firm to audit our financial statements. Our Audit Committee directed the review process and made the final decision to dismiss PwC and engage Moss Adams. The reports of PwC on our financial statements for the fiscal years ended December 31, 2003 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2003 and 2004, and the subsequent interim period through June 2, 2005, we had no disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in connection with its report on our financial statements for such fiscal years, other than a matter relating to our financial statements for the fiscal year ended December 31, 2004. This issue related to the effect of an accounting principle on the reporting of assets and liabilities relating to workers' compensation claims that are insured by our prior excess workers' compensation insurance carrier and was resolved to PwC's satisfaction by our presentation of accrued liabilities for certain insured workers' compensation claims on a gross basis on our balance sheets, along with a corresponding receivable from our insurer. The Audit Committee discussed this issue with our management and with PwC.

During the period from January 1, 2003 through June 2, 2005, no "reportable events" occurred with respect to us, as described in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

We authorized PwC to respond fully to the inquiries of Moss Adams concerning the matters described above.

During the period from January 1, 2003 through June 2, 2005, we did not consult with Moss Adams regarding (1) the application of accounting principles to a specified transaction, whether completed or proposed, (2) the type of audit opinion that might be rendered with respect to our financial statements or (3) any matter that was either the subject of a "disagreement" or a "reportable event" (as such terms are defined in Items 304(a)(1)(iv) and (v) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2004, which was filed March 30, 2005;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which was filed May 16, 2005; and

  3.
  Our Current Reports on Form 8-K filed April 19, 2005, May 16, 2005, June 2, 2005 (as amended by Form 8-K/A filed June 15, 2005), and July 7, 2005.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Michael D. Mulholland
Barrett Business Services, Inc.
4724 S.W. Macadam Avenue
Portland, Oregon 97239
Telephone (503) 220-0988
E-mail: michael.mulholland@bbsihq.com

In addition, our common stock is listed for quotation on The Nasdaq National Market. You can read and copy any report, proxy statement or information we file at The Nasdaq Stock Market, 1725 K Street, NW, Washington, DC 10006-1506.

You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

BARRETT BUSINESS SERVICES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Barrett Business Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Barrett Business Services, Inc. and its subsidiary (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

March 9, 2005, except for the information with respect to the stock split discussed in Note 1, as to which the date is May 19, 2005.

BARRETT BUSINESS SERVICES, INC.

Consolidated Balance Sheets

December 31, 2003 and 2004

(in thousands, except share amounts)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$7,785	$12,153
Marketable securities	—	4,630
Trade accounts receivable, net	18,481	23,840
Prepaid expenses and other	958	1,364
Deferred income taxes	2,196	4,100
Workers' compensation receivables for insured claims	393	213

Total current assets	29,813	46,300
Goodwill, net	18,749	22,516
Intangibles, net	13	25
Property and equipment, net	3,367	4,301
Restricted marketable securities and workers' compensation deposits	1,647	1,702
Deferred income taxes	1,041	582
Other assets	436	401
Workers' compensation receivables for insured claims	3,768	4,158

Total assets	$58,834	$79,985

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$88	$348
Accounts payable	727	994
Accrued payroll, payroll taxes and related benefits	13,881	17,427
Workers' compensation claims liabilities	3,886	4,946
Workers' compensation claims liabilities for insured claims	393	213
Safety incentives liability	2,007	4,807
Other accrued liabilities	361	414

Total current liabilities	21,343	29,149
Long-term debt, net of current portion	400	1,441
Customer deposits	455	608
Long-term workers' compensation claims liabilities	1,031	4,840
Long-term workers' compensation claims liabilities for insured claims	3,768	4,158
Other long-term liabilities	45	—
Deferred gain on sale and leaseback	1,158	1,036
Commitments and contingencies (Notes 11 and 17)
Stockholders' equity:
Preferred stock, $.01 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 20,500,000 shares authorized; 8,550,825 shares and 8,611,038 shares issued and outstanding, respectively	62	63
Additional paid-in capital	2,903	3,897
Employee loan	(107)	—
Other comprehensive loss	—	(354)
Retained earnings	27,776	35,147

Total stockholders' equity	30,634	38,753

Total liabilities and stockholders' equity	$58,834	$79,985

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Consolidated Statements of Operations

Years Ended December 31, 2002, 2003 and 2004

(in thousands, except per share amounts)

	Years Ended December 31,
	2002	2003	2004
Revenues:
Staffing services	$96,750	$93,544	$123,514
Professional employer service fees	12,558	29,177	71,447

Total revenues	109,308	122,721	194,961

Cost of revenues:
Direct payroll costs	71,515	69,099	91,190
Payroll taxes and benefits	14,062	22,916	45,544
Workers' compensation	8,766	9,709	21,557

Total cost of revenues	94,343	101,724	158,291

Gross margin	14,965	20,997	36,670
Selling, general and administrative expenses	16,008	16,810	23,844
Depreciation and amortization	1,162	1,058	1,008

Income (loss) from operations	(2,205)	3,129	11,818

Other income (expense):
Interest expense	(278)	(268)	(101)
Interest income	217	82	343
Other, net	21	32	190

Other income (expense), net	(40)	(154)	432

Income (loss) before income taxes	(2,245)	2,975	12,250
Provision for (benefit from) income taxes	(892)	890	4,879

Net income (loss)	$(1,353)	$2,085	$7,371

Basic earnings (loss) per share	$(.15)	$.24	$.86

Weighted average number of basic shares outstanding	8,706	8,535	8,587

Diluted earnings (loss) per share	$(.15)	$.24	$.79

Weighted average number of diluted shares outstanding	8,706	8,814	9,289

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2003 and 2004

(in thousands)

	Common Stock
			Additional Paid-in Capital	Employee Loan	Other Comprehensive Loss	Retained Earnings
	Shares	Amount					Total
Balance, December 31, 2001	8,771	$58	$3,461	$(29)	$—	$27,044	$30,534
Common stock issued on exercise of options	8	—	14	—	—	—	14
Repurchase of common stock	(152)	(1)	(385)	—	—	—	(386)
Payment to stockholder	—	—	(28)	—	—	—	(28)
Purchase of option rights	—	—	(31)	—	—	—	(31)
Reclassification of accrued stock option compensation to equity	—	—	113	—	—	—	113
Employee loan	—	—	—	(78)	—	—	(78)
Net loss	—	—	—	—	—	(1,353)	(1,353)

Balance, December 31, 2002	8,627	57	3,144	(107)	—	25,691	28,785
Common stock issued on exercise of options	95	6	67	—	—	—	73
Repurchase of common stock	(170)	(1)	(445)	—	—	—	(446)
Tax benefit of stock option exercises	—	—	137	—	—	—	137
Net income	—	—	—	—	—	2,085	2,085

Balance, December 31, 2003	8,552	62	2,903	(107)	—	27,776	30,634
Common stock issued for acquisition	—	—	778	—	—	—	778
Common stock issued on exercise of options	72	1	165	—	—	—	166
Repayment of employee loan	(12)	—	(136)	107	—	—	(29)
Tax benefit of stock option exercises	—	—	187	—	—	—	187
Unrealized holding losses on marketable securities, net of tax	—	—	—	—	(354)	—	(354)
Net income	—	—	—	—	—	7,371	7,371

Balance, December 31, 2004	8,612	$63	$3,897	$—	$(354)	$35,147	$38,753

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2003 and 2004

(in thousands)

	Years Ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$(1,353)	$2,085	$7,371
Reconciliations of net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,162	1,058	1,008
Gains recognized on marketable securities	(24)	(49)	(158)
Purchase of marketable securities	—	—	(139)
Proceeds from sales of marketable securities	—	—	104
Gain recognized on sale and leaseback	—	(61)	(122)
Deferred income taxes	1,553	319	(1,279)
Changes in certain assets and liabilities, net of amounts purchased in acquisitions:
Trade accounts receivable, net	2,403	(7,124)	(5,373)
Income taxes receivable	(1,923)	1,923	—
Prepaid expenses and other	(18)	82	(406)
Accounts payable	148	(107)	267
Accrued payroll, payroll taxes and related benefits	(155)	8,984	3,546
Other accrued liabilities	(84)	56	53
Workers' compensation claims liabilities	(2,475)	(1,478)	4,869
Safety incentives liability	26	1,601	2,800
Customer deposits and other assets, net	5	639	188
Other long-term liabilities	(171)	(752)	(45)

Net cash provided by (used in) operating activities	(906)	7,176	12,684

Cash flows from investing activities:
Proceeds from sale and leaseback of buildings	—	2,338	—
Cash paid for acquisition, including other direct costs	—	—	(3,044)
Purchase of marketable securities	—	—	(4,957)
Purchase of equipment, net of amounts purchased in acquisitions	(175)	(331)	(1,914)
Proceeds from maturities of restricted marketable securities	3,472	7,642	2,342
Proceeds from sales of restricted marketable securities	807	2,272	—
Purchase of restricted marketable securities	(3,116)	(7,226)	(2,397)

Net cash (used in) provided by investing activities	988	4,695	(9,970)

Cash flows from financing activities:
Proceeds from issuance of debt	—	—	1,475
Proceeds from credit-line borrowings	48,629	46,042	148
Payments on credit-line borrowings	(48,540)	(49,555)	(148)
Payments on long-term debt	(708)	(433)	(174)
Payment to shareholder	(28)	—	—
Purchase of option rights	(31)	—	—
Loan to employee	(78)	—	—
Repurchase of common stock	(386)	(446)	—
Proceeds from the exercise of stock options	14	73	166
Tax benefit of stock option exercises	—	137	187

Net cash provided by (used in) financing activities	(1,128)	(4,182)	1,654

Net increase (decrease) in cash and cash equivalents	(1,046)	7,689	4,368
Cash and cash equivalents, beginning of year	1,142	96	7,785

Cash and cash equivalents, end of year	$96	$7,785	$12,153

Supplemental schedule of noncash investing activities:
Acquisition of other businesses:
Cost of acquisition in excess of fair market value of net assets acquired	$—	$—	$3,807
Tangible assets acquired	—	—	15
Less stock issued in connection with acquisition	—	—	(778)

Net cash paid for acquisition	$—	$—	$3,044

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Notes to Consolidated Financial Statements

1. Summary of Operations and Significant Accounting Policies

Nature of operations

Barrett Business Services, Inc., a Maryland corporation ("Barrett" or the "Company"), is engaged in providing both staffing and professional employer organization ("PEO") services to a diversified group of customers through a network of branch offices throughout California, Oregon, Washington, Idaho, Arizona, Maryland, Delaware and North Carolina. Approximately 74%, 78% and 72% of the Company's revenues during 2002, 2003 and 2004, respectively, were attributable to its Oregon and California operations.

During May 2004, the Company formed a wholly-owned subsidiary that acquired an aircraft. The subsidiary incurred debt of $1.5 million to finance the purchase of the aircraft. The consolidated financial statements include the accounts of the subsidiary, after elimination of intercompany accounts and transactions.

Revenue recognition

The Company recognizes revenue as services are rendered by its workforce. Staffing services are engaged by customers to meet short-term and long-term personnel needs. PEO services are normally used by organizations to satisfy ongoing human resource management needs and typically involve contracts with a minimum term of one year, renewable annually, and generally cover all employees at a particular work site.

The Company's cost of revenues for staffing services is comprised of direct payroll costs, employer payroll related taxes and employee benefits and workers' compensation. The Company's cost of revenues for PEO services includes employer payroll related taxes and workers' compensation. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and employee benefits consist of the employer's portion of Social Security and Medicare taxes, federal unemployment taxes, state unemployment taxes and staffing services employee reimbursements for materials, supplies and other expenses, which are paid by the customer. Workers' compensation costs consists primarily of the costs associated with the Company's self-insured workers' compensation program, such as claims reserves, claims administration fees, legal fees, state and federal administrative agency fees and reinsurance costs for catastrophic injuries. The Company also maintains separate workers' compensation insurance policies for employees working in states where the Company is not self-insured. Safety incentives represent cash incentives paid to certain PEO clients for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers that meet predetermined workers' compensation claims cost objectives.

Cash and cash equivalents

The Company considers non-restricted, short-term investments, which are highly liquid, readily convertible into cash, and have original maturities of less than three months, to be cash equivalents for purposes of the statements of cash flows.

Marketable securities

At December 31, 2004, marketable securities consisted of publicly-traded corporate stocks and bonds. The Company determines the appropriate classification pursuant to Statement of Financial Accounting

Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" of its marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classification as of each balance sheet date. At December 31, 2004, the Company's investments in marketable securities were classified as trading and available-for-sale, and as a result, were reported at fair value. Unrealized gains and losses for trading securities are reported in other income (expense) in the Company's consolidated statements of operations. Unrealized gains and losses for available-for-sale securities are reported as a component of other comprehensive income (loss) in stockholders' equity. Realized gains and losses on sales of marketable securities are included in other income (expense), net on the Company's consolidated statements of operations.

Allowance for doubtful accounts

The Company had an allowance for doubtful accounts of $146,000 and $273,000 at December 31, 2003 and 2004, respectively. The Company must make estimates of the collectibility of accounts receivables. Management analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic conditions and changes in customers' payment trends when evaluating the adequacy of the allowance for doubtful accounts.

Deferred income taxes

The Company calculates income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred income tax assets and liabilities for the expected tax consequences of events that have been included in the financial statements and income tax returns. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Restricted marketable securities

At December 31, 2004 and 2003, restricted marketable securities consisted primarily of governmental debt instruments with maturities generally from 90 days to 20 years (see Note 7). At December 31, 2004 and 2003, the approximate fair value of restricted marketable securities equaled their approximate amortized cost. Restricted marketable securities have been categorized as held-to-maturity and, as a result, are stated at amortized cost. Realized gains and losses on sales of restricted marketable securities are included in other income (expense), net on the Company's consolidated statements of operations. During the year ended December 31, 2003, the Company sold certain restricted marketable securities due to a decrease in the statutory surety requirements established by the State of Oregon Workers' Compensation Division.

Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Company's adoption date for SFAS No. 141 was July 1, 2001 and the adoption date for SFAS No. 142 was January 1, 2002. With respect to SFAS No. 142, the Company performed a goodwill impairment test as of the adoption date and at December 31, 2002, 2003 and 2004 and has determined there was no impairment to its recorded goodwill on such dates. The Company will perform a goodwill impairment test annually during the fourth quarter and whenever events or circumstances occur indicating that goodwill might be impaired. Effective January 1, 2002, amortization of all goodwill ceased. The Company's intangible assets are comprised of covenants not to compete arising from acquisitions and have contractual lives principally ranging from three to five years.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expense as incurred, and expenditures for additions and betterments are capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the statements of operations.

Depreciation of property and equipment is calculated using either straight-line or accelerated methods over estimated useful lives, which range from three years to ten years.

Safety incentives liability

Safety incentives represent cash incentives paid to certain PEO client companies for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives. Safety incentive payments are made only after closure of all workers' compensation claims incurred during the customer's contract period. The liability is estimated and accrued each month based upon the then-current amount of the customer's estimated workers' compensation claims reserves as established by the Company's third party administrator.

Customer deposits

The Company requires deposits from certain professional employer services customers to cover a portion of its accounts receivable due from such customers in the event of default of payment.

Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Comprehensive income (loss) totaled $(1.4 million), $2.1 million and $7.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss), but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Barrett's other comprehensive income (loss) is comprised of unrealized holding gains and losses on its publicly traded marketable securities, net of realized gains included in net income.

Statements of cash flows

Interest paid during 2002, 2003 and 2004 did not materially differ from interest expense. Income taxes paid by the Company in 2003 and 2004 totaled $567,000 and $6.5 million, respectively. The Company did not pay any income taxes in 2002.

Basic and diluted earnings per share

On April 15, 2005, the Company declared a 3-for-2 stock split payable as a 50% stock dividend on May 19, 2005. All share and per share amounts have been adjusted to retroactively give effect to the stock split.

Basic earnings per share are computed based on the weighted average number of common shares outstanding for each year. Diluted earnings per share reflect the potential effects of the exercise of outstanding stock options. Basic and diluted shares outstanding are summarized as follows:

	Years Ended December 31,
	2002	2003	2004
Weighted average number of basic shares outstanding	8,706,347	8,535,392	8,586,911
Acquisition earnout shares	—	—	79,200
Stock option plan shares to be issued at prices ranging from $.97 to $11.83 per share	—	880,011	888,674
Less: Assumed purchase at average market price during the period using proceeds received upon exercise of options and purchase of stock, and using tax benefits of compensation due to premature dispositions	—	(601,212)	(266,016)

Weighted average number of diluted shares outstanding	8,706,347	8,814,191	9,288,769

As a result of the net loss reported for the year ended December 31, 2002, 35,967 potential common shares have been excluded from the calculation of diluted loss per share because their effect would be anti-dilutive.

Stock option compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting for its stock incentive plan. Accordingly, no compensation expense has been recognized for its stock option grants issued at market price because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If compensation expense for the Company's stock-based compensation plan had been determined based on the fair market value at the grant date for awards under the Plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based

Compensation" ("SFAS No. 123"), the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,
	2002	2003	2004
	(in thousands, except per share amounts)
Net income (loss), as reported	$(1,353)	$2,085	$7,371
Add back compensation expense recognized under APB No. 25	—	—	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(168)	(176)	(207)

Net income (loss), pro forma	$(1,521)	$1,909	$7,164

Basic earnings (loss) per share, as reported	$(.15)	$.24	$.86
Basic earnings (loss) per share, pro forma	(.17)	.22	.83
Diluted earnings (loss) per share, as reported	(.15)	.24	.79
Diluted earnings (loss) per share, pro forma	(.17)	.22	.77

The effects of applying SFAS No. 123 for providing pro forma disclosures for 2002, 2003 and 2004 are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards generally are made each year.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2004 presentation. Such reclassifications had no effect on the Company's financial condition, operating results, cash flows, working capital or shareholder equity.

Revision in classification

The Company recently reviewed its accounting practices with respect to balance sheet classification of assets and liabilities relating to workers' compensation claims that are in excess of the deductible limits of insurance coverage purchased from insurance companies. As a result, the Company has determined that the liabilities for workers' compensation claims should be reported on a gross basis along with the corresponding receivables from insurers. This revision in classification had no effect on previously reported results of operations, cash flows or working capital.

Accounting estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from such estimates.

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB published a revision of FIN 46 ("FIN 46R"), in part to clarify certain of the provisions and implementation issues of FIN 46. FIN 46 applies immediately to variable interest entities (VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date). It applies in the first fiscal year or interim period ending after December 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability if that financial instrument embodies an obligation to the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material effect on the Company's results of operations or financial position.

On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be expensed in the income statement over the requisite service period based on their grant-date fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) allows for either prospective or retrospective adoption and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS No. 123. The Company is currently evaluating transition alternatives and valuation methodologies for future grants. As a result, proforma compensation expense, as described in Note 1, may not be indicative of future expense to be recognized under SFAS No. 123(R). The effect of adoption of SFAS No. 123(R) on the Company's financial position or results of operations has not yet been determined.

SFAS No. 123(R) must be adopted no later than January 1, 2006, for public companies with fiscal years ending December 31, 2005, and the Company expects to adopt SFAS No. 123(R) by such date.

2. Acquisition

Effective January 1, 2004, the Company acquired certain assets of Skills Resource Training Center ("SRTC"), a staffing services company with offices in Central Washington, Eastern Oregon and Southern Idaho. The acquisition provides the Company with the opportunity to geographically expand and diversify its business, particularly in the agricultural, food packing and processing industries. The Company paid $3.0 million in cash for the assets of SRTC and the selling shareholders' noncompete agreements and agreed to issue up to 203,597 shares of its common stock ("Earnout Shares"), with the actual number of Earnout Shares to be issued based upon the level of financial performance achieved by the SRTC offices during calendar 2004. Certain contingencies remain unresolved precluding a final calculation of the Earnout Shares. However, the Company has recorded an estimated total Earnout Shares of 79,200 with a value of $778,000 on its consolidated balance sheet as of December 31, 2004. The transaction resulted in $3.8 million of goodwill (including $44,000 for acquisition-related costs), $40,000 of intangible assets and $15,000 of fixed assets.

Pro Forma Results of Operations (Unaudited)

The operating results of the SRTC acquisition are included in the Company's results of operations since January 1, 2004. The following unaudited summary presents the combined results of operations as if the SRTC acquisition had occurred at the beginning of 2003, after giving effect to certain adjustments for the amortization of intangible assets, taxation and cost of capital.

Year Ended December 31, 2003
(in thousands, except per share amounts)
Revenue	$138,212

Net income	$2,439

Basic earnings per share	$.29

Diluted earnings per share	$.27

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of January 1, 2003, or of results that may occur in the future.

3. Fair Value of Financial Instruments and Concentration of Credit Risk

All of the Company's financial instruments are recognized in its balance sheet. Carrying values approximate fair market value of most financial assets and liabilities. The fair market value of certain financial instruments was estimated as follows:

  Restricted marketable securities.    Restricted marketable securities primarily consist of U.S. Treasury bills and municipal bonds. The interest rates on the Company's restricted marketable security investments approximate current market rates for these types of investments. As such, the recorded value of the restricted marketable securities approximates fair market value.

  Long-term debt.    The interest rates on the Company's long-term debt approximate current market rates, based upon similar obligations with like maturities; therefore, the recorded value of long-term debt approximates the fair market value.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments, marketable securities, restricted marketable securities and trade accounts receivable. The Company restricts investment of temporary cash investments and marketable securities to financial institutions with high credit ratings and to investments in governmental debt instruments. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. At December 31, 2004, the Company had significant concentrations of credit risk as follows:

  Marketable securities.    All investments are held in publicly-traded securities, which includes $1.9 million, at fair value, in a closed end bond fund principally comprised of U.S. Treasury inflation protected securities.

  Restricted marketable securities.    $1.4 million of restricted marketable securities at December 31, 2004 consisted of U.S. Treasury bills and U.S. Treasury notes.

  Trade receivables.    Trade receivables from two customers aggregated $1.6 million at December 31, 2004 (7% of trade receivables outstanding at December 31, 2004).

4. Marketable Securities

The components of the Company's investments, as of December 31, 2004, are as follows (in thousands):

	Cost Basis	Unrealized Gains	Unrealized (Losses)	Market Value
Trading:
Common stock	$96	$97	$—	$193

Available-for-sale:
Bond funds	4,457	24	(521)	3,960
Corporate bond	500	—	(23)	477

	4,957	24	(544)	4,437

	$5,053	$121	$(544)	$4,630

Investments in securities classified as available-for-sale are reported at fair value, with unrealized gains or losses reported net of tax in other comprehensive income (loss). The Company considers available evidence in evaluating potential impairment of its investments, including the duration and extent to which fair value is less than cost and the Company's ability and intent to hold the investment. The unrealized losses at December 31, 2004 relate to investments held less than 12 months. A majority of the unrealized losses from the bond funds were generated by a bond fund that is principally comprised of U.S. Treasury inflation protected securities. Management believes that as a result of the current unique environment of rising interest rates and the market's benign expectations for inflation, such decline in fair value is considered to be temporary at December 31, 2004.

5. Intangibles

Intangibles consist of the following (in thousands):

	December 31,
	2003	2004
Covenants not to compete	$3,709	$3,749
Less accumulated amortization	3,696	3,724

	$13	$25

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2003	2004
Office furniture and fixtures	$4,443	$3,836
Computer hardware and software	4,582	4,594
Aircraft	—	1,487

	9,025	9,917
Less accumulated depreciation and amortization	5,658	5,616

	$3,367	$4,301

Effective June 30, 2003, the Company completed a sale and leaseback transaction involving two office buildings owned by the Company providing net cash proceeds of approximately $2.0 million (after payment of the outstanding mortgage balance). The gains resulting from the sale and lease back transactions have been deferred and are being amortized over the term of the leases.

7. Workers' Compensation Claims

The Company is a self-insured employer with respect to workers' compensation coverage for all its employees (including employees subject to PEO contracts) working in Oregon, Maryland, Delaware and California. In the state of Washington, state law allows only the Company's staffing services and management employees to be covered under the Company's self-insured workers' compensation program.

The Company has provided a total of $9.1 million and $14.2 million at December 31, 2003 and 2004, respectively, as an estimated liability for unsettled workers' compensation claims liabilities. The estimated liability for unsettled workers' compensation claims represents management's best estimate, which includes, in part, an evaluation of information provided by the Company's third-party administrators for workers' compensation claims and its independent actuary, who annually assist management to estimate the total future costs of all claims, including potential future adverse loss development. Included in the claims liabilities are case reserve estimates for reported losses, plus additional amounts based on projections for incurred but not reported claims, anticipated increases in case reserve estimates and additional claims administration expenses. These estimates are continually reviewed and adjustments to liabilities are reflected in current operating results as they become known. The Company believes that the difference between amounts recorded for its estimated liabilities and the possible range of costs to settle related claims is not material to results of operations; nevertheless, it is reasonably possible that adjustments required in future periods may be material to results of operations.

Liabilities incurred for work-related employee fatalities, as determined by the state in which the accident occurred, are recorded either at an agreed lump-sum settlement amount or the net present value of future fixed and determinable payments over the actuarially determined remaining life expectancy of the beneficiary, discounted at a rate that approximates a long-term, high-quality corporate bond rate. During 2004, the Company maintained excess workers' compensation insurance to limit its self-insurance exposure to $1.0 million per occurrence in all states. The excess insurance provided statutory coverage above the aforementioned exposures. During the year ended December 31, 2004, the Company determined that it should present its accrued liabilities for workers' compensation claims on a gross basis along with a corresponding receivable from its insurers, as the Company is the primary obligor for payment of the related insured claims. As a result of this revision in classification, the Company has increased its accrued workers' compensation claims liabilities as of December 31, 2004 by $4.4 million (of which $213,000 is estimated to be currently payable and the balance a long-term liability) and has also recorded corresponding receivables for these insured claims from its prior excess workers' compensation insurer, CNA Financial Corporation. In order to conform the Company's prior financial statements for this revision in classification, the Company has increased its accrued workers' compensation claims liabilities as of December 31, 2003 by $4.2 million (of which $393,000 was estimated to be currently payable and the balance a long-term liability) and has recorded corresponding receivables for these insured claims from its prior excess workers' compensation insurer, CNA Financial Corporation. The Company will continue its past practice of evaluating the financial capacity of its insurers to assess the recoverability of the related insurer receivables.

At December 31, 2004, the Company's long-term workers' compensation claims liabilities in the accompanying balance sheet included $600,000 for work-related fatalities. The aggregate undiscounted pay-out amount related to the catastrophic injuries and fatalities is $1.2 million. The discount rates applied to the discounted liabilities range from 7.05% to 9.00%. These rates represented the then-current rates for high quality long-term debt securities available at the date of loss with maturities equal to the length of the pay-out period to the beneficiaries. The actuarially determined pay-out periods to the beneficiaries range from six to 37 years. As a result, the five-year cash requirements related to these claims are immaterial.

Oregon, Maryland, Washington, Delaware and the United States Department of Labor require the Company to maintain specified investment balances or other financial instruments, totaling $4.0 million at December 31, 2004 and $4.7 million at December 31, 2003, to cover potential claims losses. In partial satisfaction of these requirements, at December 31, 2004, the Company has provided standby letters of credit in the amount of $2.4 million and surety bonds totaling $907,000. The investments are included in restricted marketable securities and workers' compensation deposits in the accompanying balance sheets. Prior to July 1, 2003, California required the Company to maintain a $4.0 million letter of credit to cover potential claims losses. Effective July 1, 2003, the Company became a participant in California's new alternative security program and paid the state an annual fee of $234,000, which was determined by several factors, including the amount of a future security deposit and the Company's overall credit rating. Upon payment of the alternative security program fee, the state of California agreed to allow the Company's letter of credit to be terminated. The annual fee paid to California for 2004 was $115,000.

8. Credit Facility

The Company entered into a credit agreement with its principal bank on March 23, 2004, effective March 31, 2004 with a term expiring on July 1, 2005, which provided for a secured revolving credit facility of up to $6.0 million, including a subfeature under the line of credit for standby letters of credit for not more than $4.0 million. The interest rate options on advances were, at the Company's discretion, either (i) equal to the prime rate or (ii) LIBOR plus 1.50%.

The revolving credit facility was collateralized by the Company's assets, including, without limitation, its accounts receivable, equipment, intellectual property and bank deposits. Under the credit facility, the Company was required to maintain compliance with the following financial covenants: (1) a Current Ratio not less than 1.10 to 1.0 with "Current Ratio" defined as total current assets divided by total current liabilities; (2) Tangible Net Worth not less than $8.0 million, determined at each fiscal quarter end, with "Tangible Net Worth" defined as the aggregate of total stockholders' equity plus subordinated debt less any intangible assets; (3) Total Liabilities divided by Tangible Net Worth not greater than 5.00 to 1.0, determined at each fiscal quarter end, with "Total Liabilities" defined as the aggregate of current liabilities and non-current liabilities, less subordinated debt and the current and long-term portion of the Deferred Gain on Sale and Leaseback, and with "Tangible Net Worth" as defined above; and (4) net income after taxes not less than ($1.00 on an annual basis, determined as of each fiscal year end, and pre-tax profit not less than $1.00 on a quarterly basis, determined as of each fiscal quarter end. The Company was in compliance with these covenants as of December 31, 2004.

The Company had letters of credit totaling approximately $2.5 million outstanding at December 31, 2004, primarily in connection with various deposit requirements for its self-insured workers' compensation programs. As of December 31, 2004, the Company had approximately $3.5 million available under its $6.0 million credit facility and was in compliance with all loan covenants.

During the year ended December 31, 2004, the maximum balance outstanding under the revolving credit facility was $148,000 and the weighted average interest rate during the period was 4.5%. The weighted average interest rate during 2004 was calculated using daily weighted averages.

(Unaudited) Effective July 1, 2005, the Company entered into a new credit agreement (the "2005 Credit Agreement") with its principal bank which will expire July 1, 2006. The 2005 Credit Agreement provides for a revolving credit facility of up to $4.0 million, which includes a subfeature under the line of credit for standby letters of credit for not more than $4.0 million. The interest rate on advances, if any, will be, at the Company's discretion, equal to either (i) the prime rate or (ii) LIBOR plus 1.50%. Pursuant to the 2005 Credit Agreement, the Company is required to maintain compliance with the following financial covenants: (1) a Current Ratio not less than 1.10 to 1.0 with "Current Ratio" defined as total current assets divided by total current liabilities; (2) net income after taxes not less than $1.00 on an annual basis, determined as of each fiscal year end; and (3) pre-tax profit not less than $1.00 on a quarterly basis, determined as of each fiscal quarter end. The revolving credit facility is unsecured.

9. Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2003	2004
	(in thousands)
Note payable in monthly installments of $12 plus interest at a rate indexed to the London interbank offered rate for deposits plus 2.40%	$—	$1,389
Note payable in annual installments of $200 for years 2002, 2005 and 2006 and $88 for years 2003 and 2004, plus simple interest at 5.00% per annum through 2006	488	400

	488	1,789
Less portion due within one year	88	348

	$400	$1,441

Maturities on long-term debt are summarized as follows at December 31, 2004 (in thousands):

Year Ending December 31,
2005	$348
2006	348
2007	148
2008	148
2009	148
Thereafter	649

$1,789

10. 401(k) Plan

The Company maintains the Barrett Business Services, Inc. Retirement Savings Plan, a Section 401(k) retirement savings plan, for the benefit of its eligible employees. All non-PEO employees 21 years of age or older become eligible to participate in the 401(k) plan upon completion of 1,000 hours of service in any consecutive 12-month period following the initial date of employment. The determination of Company contributions to the 401(k) plan, if any, is subject to the sole discretion of the Company.

Participants' interests in Company contributions to the 401(k) plan generally vest over a six-year period. No discretionary company contributions were made to the 401(k) plan for the years ended December 31, 2002, 2003 and 2004.

After several years of study, on April 24, 2002, the Internal Revenue Service ("IRS") issued Revenue Procedure 2002-21 ("Rev Proc") to provide relief with respect to certain defined contribution retirement plans maintained by a PEO that benefit worksite employees. The Rev Proc outlines the steps necessary for a PEO to avoid plan disqualification for violating the exclusive benefit rule. Essentially a PEO must either (1) terminate its plan; (2) convert its plan to a multiple employer plan by December 31, 2003; or (3) transfer its plan assets and liabilities to a customer plan. Effective December 1, 2002, the Company converted its 401(k) plan to a "multiple employer plan."

11. Commitments

Lease Commitments

The Company leases its offices under operating lease agreements that require minimum annual payments as follows (in thousands):

Year Ending December 31,
2005	$1,812
2006	1,117
2007	858
2008	293
2009	228
2010 and thereafter	798

$5,106

Rent expense for the years ended December 31, 2002, 2003 and 2004 was approximately $1.7 million, $1.5 million and $1.8 million, respectively.

12. Related Party Transactions

During the period from January 1, 2002 to May 1, 2002, the Company recorded revenues of $138,000 and cost of revenues of $132,000 for providing services to a company owned by Barrett's President and Chief Executive Officer, Mr. William W. Sherertz. Effective May 1, 2002, this company was sold to an unrelated third-party.

During 2001, pursuant to the approval of all disinterested outside directors, the Company agreed to loan Mr. Sherertz up to $60,000 between December 2001 and June 2002 to assist Mr. Sherertz in meeting his debt service obligations of interest only on a personal loan from the Company's principal bank, which is secured by his holdings of the Company's common stock. In the spring of 2002, with the approval of all disinterested outside directors, the Company agreed to extend its financial commitment to lend to Mr. Sherertz amounts equal to an additional two quarterly interest-only payments in July and September 2002. The Company's note receivable from Mr. Sherertz bears interest at prime less 50 basis points, which is the same rate as Mr. Sherertz's personal loan from the bank. As of December 31, 2003, the note receivable from Mr. Sherertz totaled approximately $107,000 and is shown as contra equity in the Statements of Stockholders' Equity. During 2004, pursuant to the approval of a majority of the Company's independent directors, Mr. Sherertz tendered to the Company for cancellation and retirement 12,142 shares of common stock valued at $11.23 per share. This transaction discharged

Mr. Sherertz's obligations to the Company totaling $136,274, including the principal and interest on the employee loan of $107,000.

During 2001, pursuant to the approval of all disinterested outside directors, the Company entered into a split dollar life insurance agreement with Mr. Sherertz's personal trust. Terms of the agreement provide that upon Mr. Sherertz's death, the Company will recoup from his trust all insurance premiums paid by the Company. During 2002, the Company paid annual life insurance premiums of approximately $56,000. In addition, during 2002, the Company paid a cash bonus of approximately $39,000 to Mr. Sherertz in connection with his personal expenses related to the split dollar life insurance program. During 2003 and 2004, the Company paid no insurance premiums in connection with this split dollar life insurance agreement.

In October 2001, the Company entered into an agreement with Mr. Sherertz to rent a residence in La Quinta, California owned by Mr. Sherertz for use in entertaining the Company's customers. During 2002, 2003 and 2004, the Company paid Mr. Sherertz $97,000, $99,000 and $102,000, respectively, for rental of the property.

13. Income Taxes

The provision for (benefit from) income taxes is as follows (in thousands):

	Year Ended December 31,
	2002	2003	2004
Current:
Federal	$(2,452)	$500	$5,096
State	7	52	1,062

	(2,445)	552	6,158

Deferred:
Federal	1,592	210	(1,185)
State	(39)	128	(94)

	1,553	338	(1,279)

Total provision for (benefit from) income taxes	$(892)	$890	$4,879

Deferred income tax assets (liabilities) are comprised of the following components (in thousands):

	2003	2004
Gross deferred income tax assets:
Workers' compensation claims liabilities	$1,913	$3,829
Safety incentives payable	722	1,844
Allowance for doubtful accounts	57	108
Fixed assets	474	—
Deferred compensation	101	31
Net operating losses and tax credits	562	—
Tax effect of unrealized losses, net	—	166
Other	94	67

	3,923	6,045

Gross deferred income tax liabilities:
Tax depreciation in excess of book depreciation	(54)	(185)
Amortization of intangibles	(632)	(1,178)

	(686)	(1,363)

Net deferred income tax assets	$3,237	$4,682

The effective tax rate differed from the U.S. statutory federal tax rate due to the following:

	Year ended December 31,
	2002	2003	2004
Statutory federal tax rate	(34.0)%	34.0%	35.0%
State taxes, net of federal benefit	(1.0)	4.0	5.0
Nondeductible expenses and other, net	5.9	(2.4)	.9
Federal tax-exempt interest income	(2.6)	(.5)	(.2)
Federal tax credits	(8.0)	(5.2)	(.9)

	(39.7)%	29.9%	39.8%

At December 31, 2003, the Company had state tax loss carryforwards of $5.4 million, which expire in varying amounts between 2008 and 2023. These state tax loss carryforwards were fully utilized during 2004.

In the tax year ended December 31, 2003, the Company generated and utilized $177,000 and $56,000 in U.S. Federal Work Opportunity Tax Credits and Welfare to Work Tax Credits, respectively. At December 31, 2003, the Company had $304,000 and $88,000 of unused U.S. Federal Work Opportunity Tax Credits and Welfare to Work Tax Credits. These unused tax credits were fully utilized in 2004. The nondeductible expenses pertain to meals, certain entertainment expenses and life insurance premiums.

14. Stock Incentive Plans

The Company's 2003 Stock Incentive Plan (the "2003 Plan"), which provides for stock-based awards to Company employees, non-employee directors and outside consultants or advisors, was approved by shareholders on May 14, 2003. No options have been issued to outside consultants or advisors. The number of shares of common stock reserved for issuance under the 2003 Plan is 600,000. No new grants of stock options may be made under the Company's 1993 Stock Incentive Plan (the "1993 Plan"). At December 31, 2004, there were option awards covering 563,885 shares outstanding under the 1993 Plan, which, to the extent they are terminated unexercised, are carried over to the 2003 Plan as shares authorized to be issued under the 2003 Plan. Outstanding options under both plans generally become exercisable in four equal annual installments beginning one year after the date of grant and expire ten years after the date of grant. The exercise price of incentive stock options must not be less than the fair market value of the Company's stock on the date of grant.

On August 22, 2001, the Company offered to all employee optionees who held options with an exercise price of more than $3.90 per share (covering a total of 1,218,494 shares), the opportunity to voluntarily return for cancellation without consideration any stock option award with an exercise price above that price. At the close of the offer period on September 20, 2001, stock options for a total of 1,195,844 shares were voluntarily surrendered for cancellation. On August 20, 2002, the Compensation Committee of the Company's board of directors approved the issuance of options covering a total of 535,500 shares to then-current employees.

A summary of the status of the Company's stock options at December 31, 2002, 2003 and 2004, together with changes during the periods then ended, are presented below:

	Number of Options	Weighted average exercise price
Outstanding at December 31, 2001	378,309
Options granted at market price	559,079	$2.11
Options exercised	(24,834)	2.45
Options canceled or expired	(132,261)	2.39

Outstanding at December 31, 2002	780,293
Options granted at market price	255,824	2.65
Options exercised	(113,579)	2.39
Options canceled or expired	(44,349)	2.65

Outstanding at December 31, 2003	878,189
Options granted at market price	77,396	9.16
Options exercised	(72,356)	2.31
Options canceled or expired	(16,125)	3.60

Outstanding at December 31, 2004	867,104

Available for grant at December 31, 2004	327,105

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2003 and 2004:

	2002	2003	2004
Expected volatility	58%	62%	61%
Risk free rate of return	2.94%	3.22%	3.63%
Expected dividend yield	0%	0%	0%
Expected life (years)	5.0	5.0	5.0

Total fair value of options granted at market price was computed to be $571,000, $369,000 and $379,000 for the years ended December 31, 2002, 2003 and 2004, respectively. There were no options granted during 2002, 2003 and 2004 below market price. The weighted average fair value per share of all options granted in 2002, 2003 and 2004 was $1.02, $1.44 and $4.90, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Exercisable at December 31, 2004	Weighted- average exercise price
$0.97 - $ 2.39	646,115	$2.05	7.8	212,240	$2.02
2.42 - 5.17	116,520	2.83	6.1	77,046	3.01
7.67 - 11.83	104,469	9.30	8.6	30,823	9.59

	867,104			320,109

At December 31, 2002, 2003 and 2004, options to purchase 127,167, 155,292 and 320,109 shares of common stock were exercisable at weighted average exercise prices of $3.19, $2.88 and $2.99, respectively.

15. Stockholders' Equity

During 2002, the Company reclassified accrued stock option compensation from current liabilities to equity related to stock options previously issued at a 60% discount to market price. The compensation cost associated with the options was previously recognized as an expense by the Company in the year of grant.

During 2002, the Company received a final liquidating distribution from a former insolvent customer. The customer's receivable was personally guaranteed by the Company's President and Chief Executive Officer, who had previously satisfied the guarantee to the Company in full. As such, the payment by the Company of approximately $28,000 to the Company's President represented a partial recovery for the guarantor of the guaranteed receivable.

During 2003 and 2004, the Company recognized a tax benefit of $137,000 and $187,000, respectively, resulting from disqualifying dispositions of stock option exercises. The Company recorded this tax benefit in additional paid-in capital.

16. Stock Repurchase Program

During 1999, the Company's board of directors authorized a stock repurchase program to purchase shares of the Company's common stock from time to time in open market purchases. Since inception, the board has approved seven increases in the total number of shares or dollars authorized to be repurchased under the program. The repurchase program currently allows for $444,000 to be used for the repurchase of additional shares as of December 31, 2004. During 2002, the Company repurchased 151,350 shares at an aggregate price of $386,000. During 2003, the Company repurchased 169,050 shares at an aggregate price of $446,000. The Company made no share repurchases during 2004. In accordance with Maryland corporation law, all repurchased shares were immediately cancelled.

17. Litigation

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to currently pending or threatened actions is not expected to materially affect the financial position or results of operations of the Company.

18. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts and market price per share)
Year Ended December 31, 2002
Revenues	$25,738	$27,766	$30,090	$25,714
Cost of revenues	21,951	23,414	25,717	23,261
Net income (loss)	(417)	1	56	(993)
Basic earnings (loss) per share	(.05)	—	.01	(.11)
Diluted earnings (loss) per share	(.05)	—	.01	(.11)
Common stock market prices:
High	$2.67	$2.67	$2.33	$2.67
Low	2.10	1.83	1.34	1.78
Year Ended December 31, 2003
Revenues	$23,397	$27,902	$34,773	$36,649
Cost of revenues	20,028	23,446	28,543	29,707
Net income (loss)	(343)	167	943	1,318
Basic earnings (loss) per share	(.04)	.02	.11	.16
Diluted earnings (loss) per share	(.04)	.02	.11	.14
Common stock market prices:
High	$2.50	$2.43	$4.94	$10.09
Low	1.54	1.76	2.00	4.67
Year Ended December 31, 2004
Revenues	$40,610	$47,704	$54,679	$51,968
Cost of revenues	33,887	38,844	43,906	41,654
Net income	606	1,840	2,448	2,477
Basic earnings per share	.07	.21	.28	.29
Diluted earnings per share	.07	.20	.26	.27
Common stock market prices:
High	$11.84	$10.14	$11.79	$11.00
Low	7.66	8.17	8.66	8.83

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

BARRETT BUSINESS SERVICES, INC.

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31, 2004	March 31, 2005
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,153	$20,667
Marketable securities	4,630	4,584
Trade accounts receivable, net	23,840	31,264
Prepaid expenses and other	1,364	3,249
Deferred income taxes	4,100	4,910
Workers' compensation receivables for insured claims	213	213

Total current assets	46,300	64,887
Goodwill, net	22,516	22,516
Intangibles, net	25	20
Property and equipment, net	4,301	4,221
Restricted marketable securities and workers' compensation deposits	1,702	1,734
Deferred income taxes	582	459
Other assets	401	395
Workers' compensation receivables for insured claims	4,158	4,090

Total assets	$79,985	$98,322

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$348	$348
Income taxes payable	—	213
Accounts payable	994	774
Accrued payroll, payroll taxes and related benefits	17,427	31,246
Workers' compensation claims liabilities	4,946	5,530
Workers' compensation claims liabilities for insured claims	213	213
Safety incentives liability	4,807	5,618
Other accrued liabilities	414	2,013

Total current liabilities	29,149	45,955
Long-term debt, net of current portion	1,441	1,204
Customer deposits	608	635
Long-term workers' compensation claims liabilities	4,840	4,956
Long-term workers' compensation claims liabilities for insured claims	4,158	4,090
Deferred gain on sale and leaseback	1,036	1,006
Commitments and contingencies
Stockholders' equity:
Preferred stock; $.01 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 20,500,000 shares authorized, 8,611,038 and 8,715,381 shares issued and outstanding	63	64
Additional paid-in capital	3,897	4,662
Other comprehensive loss	(354)	(328)
Retained earnings	35,147	36,078

Total stockholders' equity	38,753	40,476

Total liabilities and stockholders' equity	$79,985	$98,322

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2004	2005
	(unaudited)
Revenues:
Staffing services	$25,054	$28,542
Professional employer service fees	15,556	20,702

Total revenues	40,610	49,244

Cost of revenues:
Direct payroll costs	18,320	21,017
Payroll taxes and benefits	11,531	15,697
Workers' compensation	4,036	4,930

Total cost of sales	33,887	41,644

Gross margin	6,723	7,600
Selling, general and administrative expenses	5,532	5,946
Depreciation and amortization	242	236

Income from operations	949	1,418

Other income (expense):
Interest expense	(32)	(27)
Interest income	21	147
Other, net	32	(12)

Other income (expense), net	21	108

Income before provision for income taxes	970	1,526
Provision for income taxes	364	595

Net income	$606	$931

Basic earnings per share	$.07	$.11

Weighted average number of basic shares outstanding	8,556	8,646

Diluted earnings per share	$.07	$.10

Weighted average number of diluted shares outstanding	9,293	9,352

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended March 31,
	2004	2005
	(unaudited)
Cash flows from operating activities:
Net income	$606	$931
Reconciliations of net income to net cash provided by (used in) operating activities:
Depreciation and amortization	242	236
Losses recognized on marketable securities	—	72
Gain recognized on sale and leaseback	(30)	(30)
Deferred income taxes	132	(687)
Changes in certain assets and liabilities, net of amounts purchased in acquisitions:
Trade accounts receivable, net	(6,335)	(7,424)
Prepaid expenses and other	(1,618)	(1,885)
Income taxes payable	227	213
Accounts payable	(88)	(220)
Accrued payroll, payroll taxes and related benefits	8,853	13,819
Other accrued liabilities	1,361	1,599
Workers' compensation claims liabilities	1,224	700
Safety incentives liability	954	811
Customer deposits and other assets, net	(12)	33
Other long-term liabilities	(45)	—

Net cash provided by operating activities	5,471	8,168

Cash flows from investing activities:
Cash paid for acquisition, including other direct costs	(3,044)	—
Purchase of marketable securities	(3,907)	—
Purchase of equipment, net of amounts purchased in acquisitions	(98)	(151)
Proceeds from maturities of restricted marketable securities	338	455
Purchase of restricted marketable securities	(417)	(487)

Net cash used in investing activities	(7,128)	(183)

Cash flows from financing activities:
Proceeds from credit-line borrowings	—	700
Payments on credit-line borrowings	—	(700)
Payments on long-term debt	(88)	(237)
Proceeds from the exercise of stock options	22	325
Tax benefit of stock option exercises	—	441

Net cash provided by (used in) financing activities	(66)	529

Net increase (decrease) in cash and cash equivalents	(1,723)	8,514
Cash and cash equivalents, beginning of period	7,785	12,153

Cash and cash equivalents, end of period	$6,062	$20,667

Supplemental schedule of noncash investing activities:
Acquisition of other businesses:
Cost of acquisition in excess of fair market value of net assets acquired	$3,807	$—
Tangible assets acquired	15	—
Less stock issued in connection with acquisition	(778)	—

Net cash paid for acquisition	$3,044	$—

The accompanying notes are an integral part of these consolidated financial statements.

BARRETT BUSINESS SERVICES, INC.

Notes to Unaudited Consolidated Financial Statements

Note 1—Basis of Presentation of Interim Period Statements

The accompanying consolidated financial statements are unaudited and have been prepared by Barrett Business Services, Inc. ("Barrett" or the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures typically included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from such estimates and assumptions. The consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this prospectus. The results of operations for an interim period are not necessarily indicative of the results of operations for a full year. Certain prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no effect on gross margin, net income or stockholders' equity. During May 2004, the Company formed a wholly-owned subsidiary which acquired an aircraft. The subsidiary incurred debt of $1.5 million to finance the purchase of the aircraft. The consolidated financial statements include the accounts of the subsidiary, after elimination of intercompany accounts and transactions.

Barrett, a Maryland corporation, is engaged in providing both staffing and professional employer services to a diversified group of customers through a network of branch offices throughout California, Oregon, Washington, Idaho, Arizona, Maryland, Delaware and North Carolina. Staffing services are engaged by customers to meet short-term and long-term personnel needs. Professional employer services ("PEO") are normally used by organizations to satisfy ongoing human resource management needs and typically involve contracts with a minimum term of one year, renewable annually, which cover all employees at a particular work site.

Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss), but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Barrett's other comprehensive income (loss) is comprised of unrealized holding gains and losses on its publicly traded marketable securities, net of realized gains included in net income.

Note 2—Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be expensed in the income statement over the requisite service period based on their grant-date fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) allows for either prospective or retrospective adoption and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS No. 123. The Company is currently evaluating transition alternatives and valuation methodologies for future grants. As a result, proforma compensation expense, as described in Note 6, may not be indicative of future expense to be recognized under SFAS No. 123(R). SFAS No. 123(R) must be adopted no later than January 1, 2006 and the Company expects to adopt SFAS No. 123(R) by such date. The effect of adoption of SFAS No. 123(R) on the Company's financial position or results of operations has not yet been determined.

Note 3—Acquisition

Effective January 1, 2004, the Company acquired certain assets of Skills Resource Training Center ("SRTC"), a staffing services company with offices in Central Washington, Eastern Oregon and Southern Idaho. The acquisition provided the Company with the opportunity to geographically expand and diversify its business, particularly in the agricultural, food packing and processing industries. The Company paid $3.0 million in cash for the assets of SRTC and the selling shareholders' noncompete agreements and agreed to issue up to 203,597 shares of its common stock ("Earnout Shares"), with the actual number of Earnout Shares to be issued based upon the level of financial performance achieved by the SRTC offices during calendar 2004. Certain contingencies remain unresolved, precluding a final calculation of the Earnout Shares. The Company has, however, recorded estimated total Earnout Shares of 79,200 with a value of $778,000 on its consolidated balance sheet as of December 31, 2004. The transaction resulted in $3.8 million of goodwill, $40,000 of intangible assets and $15,000 of fixed assets. The Company's consolidated income statements includes SRTC's results of operations since January 1, 2004.

Note 4—Basic and Diluted Earnings Per Share

On April 15, 2005, the Company declared a 3-for-2 stock split payable as a 50% stock dividend on May 19, 2005. All share and per share amounts have been adjusted to retroactively give effect to the stock split.

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential effects of the exercise of outstanding stock options. Basic and diluted shares outstanding are summarized as follows:

	Three Months Ended March 31,
	2004	2005
Weighted average number of basic shares outstanding	8,555,481	8,645,370
Acquisition earnout shares	79,200	79,200
Stock option plan shares to be issued at prices ranging from $0.97 to $11.83 per share	891,578	830,669
Less: Assumed purchase at average market price during the period using proceeds received upon exercise of options and purchase of stock, and using tax benefits of compensation due to premature dispositions	(232,992)	(203,673)

Weighted average number of diluted shares outstanding	9,293,267	9,351,566

Note 5—Stock Incentive Plans

The Company's 2003 Stock Incentive Plan (the "2003 Plan"), which provides for stock-based awards to Company employees, non-employee directors and outside consultants or advisors, was approved by shareholders on May 14, 2003. No options have been issued to outside consultants or advisors. The number of shares of common stock reserved for issuance under the 2003 Plan is 600,000. No new grants of stock options may be made under the Company's 1993 Stock Incentive Plan (the "1993 Plan"). At March 31, 2005, there were option awards covering 470,079 shares outstanding under the 1993 Plan, which, to the extent they are terminated unexercised, will be carried over to the 2003 Plan as shares authorized to be issued under the 2003 Plan. Outstanding options under both plans generally become exercisable in four equal annual installments beginning one year after the date of grant and expire ten years after the date of grant. The exercise price of incentive stock options must not be less than the fair market value of the Company's stock on the date of grant.

The following table summarizes options activity in 2005:

	Number of Options	Grant Prices
Outstanding at December 31, 2004	867,104	$0.97 to $11.83
Options granted	—
Options exercised	(104,343)	$1.40 to $ 9.83
Options cancelled or expired	—

Outstanding at March 31, 2005	762,761	$0.97 to $11.83

Exercisable at March 31, 2005	257,900

Available for grant at March 31, 2005	327,105

Note 6—Stock Option Compensation

The Company applies APB No. 25 and related interpretations in accounting for its stock incentive plan. Accordingly, no compensation expense has been recognized for its stock option grants issued at market price because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant.

If compensation expense for the Company's stock-based compensation plan had been determined based on the fair market value at the grant date for awards under the 2003 Plan consistent with the method of SFAS No. 123, the Company's net income and income per share would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended March 31,
	2004	2005
	(in thousands, except per share amounts)
Net income, as reported	$606	$931
Add back compensation expense recognized under APB No. 25	—	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(45)	(50)

Net income, pro forma	$561	$881

Basic income per share, as reported	$.07	$.11
Basic income per share, pro forma	.07	.10
Diluted income per share, as reported	.07	.10
Diluted income per share, pro forma	.06	.09

The effects of applying SFAS No. 123 for providing pro forma disclosures for the periods presented above are not likely to be representative of the effects on reported net income for future periods because options vest over several years and additional awards generally are made each year.

1,900,000 Shares

Common Stock

PROSPECTUS

Roth Capital Partners	The Seidler Companies Incorporated

                  , 2005

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE RANGE FOR OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
BARRETT BUSINESS SERVICES, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
BARRETT BUSINESS SERVICES, INC. Consolidated Balance Sheets December 31, 2003 and 2004 (in thousands, except share amounts)
BARRETT BUSINESS SERVICES, INC. Consolidated Statements of Operations Years Ended December 31, 2002, 2003 and 2004 (in thousands, except per share amounts)
BARRETT BUSINESS SERVICES, INC. Consolidated Statements of Stockholders' Equity Years Ended December 31, 2002, 2003 and 2004 (in thousands)
BARRETT BUSINESS SERVICES, INC. Consolidated Statements of Cash Flows Years Ended December 31, 2002, 2003 and 2004 (in thousands)
BARRETT BUSINESS SERVICES, INC. Notes to Consolidated Financial Statements
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS BARRETT BUSINESS SERVICES, INC. Consolidated Balance Sheets (in thousands, except share amounts)
BARRETT BUSINESS SERVICES, INC. Consolidated Statements of Operations (in thousands, except per share amounts)
BARRETT BUSINESS SERVICES, INC. Consolidated Statements of Cash Flows (in thousands)
BARRETT BUSINESS SERVICES, INC. Notes to Unaudited Consolidated Financial Statements